Exhibit 99.1

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS, or the Company) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, in accordance with the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the assessment referenced in the preceding paragraph, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2019. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2019.

Deloitte LLP, an Independent Registered Public Accounting Firm, audited the Company’s Consolidated financial statements for the year ended December 31, 2019, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019.

/s/ “Doug French”	/s/ “Darren Entwistle”

Doug French	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 13, 2020	February 13, 2020

report of independent registered public accounting firm

To the Shareholders and Board of Directors of TELUS Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TELUS Corporation and subsidiaries (the Company) as at December 31, 2019 and 2018, the related consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of IFRS 16, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Analysis — Refer to Notes 1(f) and 18 to the financial statements

Critical Audit Matter Description

The Company assesses goodwill impairment by comparing the recoverable amounts of its cash-generating units to their carrying values. The Company determined the recoverable amounts of the cash-generating units based on a fair value less costs of disposal calculation. The fair value less costs of disposal calculation uses discounted cash flow projections that employ the following key assumptions:

•            Future cash flows and growth projections (including judgments about the allocation of future capital expenditures to support both wireless and wireline operations).

•            Associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers and estimates of future generational infrastructure capital expenditures.

•            Weighted average cost of capital.

report of independent registered public accounting firm

Changes in these assumptions could have a significant impact on either the fair value less costs of disposal, the amount of any goodwill impairment charge, or both. Given the significant judgments made by management, auditing the key assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the key assumptions included the following, among others:

•            Evaluated the effectiveness of controls over the key assumptions used by management.

•            Compared management’s historical cash flow forecasts to actual historical results.

•            Evaluated the reasonableness of management’s forecasts of future cash flows and growth projections (including judgments about the allocation of future capital expenditures to support both wireless and wireline operations); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers and estimates of future generational infrastructure capital expenditures by comparing the forecasts to:

•            Historical revenues, operating margins and capital expenditures,

•            Analyst and industry reports for the Company and certain of its peer companies,

•            Known changes in the Company’s operations and/or telecommunication industry, which are expected to impact future operating performance, and

•            Internal communications to management and the Board of Directors.

•            With the assistance of a fair value specialist, evaluated the reasonableness of the weighted average cost of capital and growth projections by:

•            Testing the source information underlying the determination of the weighted average cost of capital.

•            Developing a range of independent estimates for the weighted average cost of capital and growth projections and comparing those to the rates selected by management.

Valuation of Intangible Assets Acquired in Business Combinations — Refer to Note 1(b) and Note 18(b) to the financial statements

Critical Audit Matter Description

The Company acquired a telecommunications business, a smart data solutions business and ADT Security Services Canada, Inc. and recognized the assets acquired and liabilities assumed at their acquisition-date fair values, including intangible assets. The amounts for net identifiable assets, including intangible assets, acquired in business combinations required management to make significant estimates and assumptions.

While there are many estimates that management makes to determine the fair value of intangible assets at the time of acquisition, the estimates with the highest degree of subjectivity are the forecasts of future cash flows and discount rates. Our audit procedures to evaluate these estimates required a high degree of auditor judgment and an increased extent of effort, including the need to involve a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future cash flows and discount rates used to estimate the fair values of the intangible assets acquired in the telecommunications business, the smart data solutions business and ADT Security Services Canada, Inc. included the following, among others:

•            Evaluated the effectiveness of controls over the valuation of intangible assets at the acquisition date, including management’s controls over forecasts of future cash flows and discount rates.

•            Assessed the reasonableness of management’s forecasts of future cash flows by comparing the projections to historical results.

•            With the assistance of a fair value specialist, we evaluated the reasonableness of the discount rates used by:

•            Testing the source information underlying the determination of the discount rates and testing the mathematical accuracy of the calculation.

•            Developing a range of independent rates and comparing those to the discount rates used by management.

/s/ “Deloitte LLP”

Chartered Professional Accountants
February 13, 2020
Vancouver, Canada
We have served as the Company’s auditor since 2002.

report of independent registered public accounting firm

To the Shareholders and Board of Directors of TELUS Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated February 13, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change in method of accounting for leases due to the adoption of IFRS 16, Leases.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ “Deloitte LLP”

Chartered Professional Accountants
February 13, 2020
Vancouver, Canada

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2019	2018
OPERATING REVENUES
Service		$12,400	$11,882
Equipment		2,189	2,213
Revenues arising from contracts with customers	6	14,589	14,095
Other operating income	7	69	273
		14,658	14,368
OPERATING EXPENSES
Goods and services purchased		6,070	6,368
Employee benefits expense	8	3,034	2,896
Depreciation	17	1,929	1,669
Amortization of intangible assets	18	648	598
		11,681	11,531
OPERATING INCOME		2,977	2,837
Financing costs	9	733	661
INCOME BEFORE INCOME TAXES		2,244	2,176
Income taxes	10	468	552
NET INCOME		1,776	1,624
OTHER COMPREHENSIVE INCOME	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		84	(18)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		20	(30)
		104	(48)
Items never subsequently reclassified to income
Change in measurement of investment financial assets		12	(1)
Employee defined benefit plan re-measurements		(338)	333
		(326)	332
		(222)	284
COMPREHENSIVE INCOME		$1,554	$1,908
NET INCOME ATTRIBUTABLE TO:
Common Shares		$1,746	$1,600
Non-controlling interests		30	24
		$1,776	$1,624
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$1,516	$1,898
Non-controlling interests		38	10
		$1,554	$1,908
NET INCOME PER COMMON SHARE	12, 28(b)
Basic		$2.90	$2.68
Diluted		$2.90	$2.68

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		602	597
Diluted		602	597

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of financial position

As at December 31 (millions)	Note	2019	2018
ASSETS
Current assets
Cash and temporary investments, net		$535	$414
Accounts receivable	6(b)	1,962	1,600
Income and other taxes receivable		127	3
Inventories	1(l)	437	376
Contract assets	6(c)	737	860
Prepaid expenses	20	547	539
Current derivative assets	4(h)	8	49
		4,353	3,841
Non-current assets
Property, plant and equipment, net	17	14,232	12,091
Intangible assets, net	18	12,812	10,934
Goodwill, net	18	5,331	4,747
Contract assets	6(c)	328	458
Other long-term assets	20	919	986
		33,622	29,216
		$37,975	$33,057

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$100	$100
Accounts payable and accrued liabilities	23	2,749	2,570
Income and other taxes payable		55	218
Dividends payable	13	352	326
Advance billings and customer deposits	24	675	656
Provisions	25	288	129
Current maturities of long-term debt	26	1,332	836
Current derivative liabilities	4(h)	23	9
		5,574	4,844
Non-current liabilities
Provisions	25	590	728
Long-term debt	26	17,142	13,265
Other long-term liabilities	27	806	731
Deferred income taxes	10	3,204	3,148
		21,742	17,872
Liabilities		27,316	22,716
Owners’ equity
Common equity	28	10,548	10,259
Non-controlling interests		111	82
		10,659	10,341
		$37,975	$33,057

Contingent liabilities	29

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

/s/ “David L. Mowat”	/s/ “R.H. Auchinleck”

David L. Mowat	R.H. Auchinleck
Director	Director

consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed
		Common Shares (Note 28)
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Balance as at January 1, 2018		595	$5,205	$370	$3,794	$47	$9,416	$42	$9,458
Net income	2(c)	—	—	—	1,600	—	1,600	24	1,624
Other comprehensive income	11	—	—	—	333	(35)	298	(14)	284
Dividends	13	—	—	—	(1,253)	—	(1,253)	—	(1,253)
Dividends reinvested and optional cash payments	13(b), 14(c)	2	86	—	—	—	86	—	86
Treasury shares acquired	16(c), 28(c)	(2)	(100)	—	—	—	(100)	—	(100)
Shares settled from Treasury	16(c), 28(c)	2	100	—	—	—	100	—	100
Share option award net-equity settlement feature	14(d)	—	1	(1)	—	—	—	—	—
Issue of shares in business combination		2	98	—	—	—	98	—	98
Change in ownership interests of subsidiary	31(a)	—	—	14	—	—	14	30	44
Balance as at December 31, 2018		599	$5,390	$383	$4,474	$12	$10,259	$82	$10,341
Balance as at January 1, 2019
As previously reported		599	$5,390	$383	$4,474	$12	$10,259	$82	$10,341
IFRS 16, Leases transitional amount	2(c)	—	—	—	(153)	(1)	(154)	(8)	(162)
As adjusted		599	5,390	383	4,321	11	10,105	74	10,179
Net income		—	—	—	1,746	—	1,746	30	1,776
Other comprehensive income	11	—	—	—	(338)	108	(230)	8	(222)
Dividends	13	—	—	—	(1,358)	—	(1,358)	—	(1,358)
Dividends reinvested and optional cash payments	13(b), 14(c)	4	184	—	—	—	184	—	184
Equity accounted share-based compensation	14(b)	—	13	20	—	—	33	—	33
Share option award net-equity settlement feature	14(d)	—	1	(1)	—	—	—	—	—
Issue of shares in business combination	18(b)	2	72	—	—	—	72	—	72
Change in ownership interests of subsidiary		—	—	(4)	—	—	(4)	(1)	(5)
Balance as at December 31, 2019		605	$5,660	$398	$4,371	$119	$10,548	$111	$10,659

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2019	2018
OPERATING ACTIVITIES
Net income		$1,776	$1,624
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		2,577	2,267
Deferred income taxes	10	115	74
Share-based compensation expense, net	14(a)	(2)	16
Net employee defined benefit plans expense	15(b)	78	95
Employer contributions to employee defined benefit plans		(41)	(53)
Non-current contract assets		130	(62)
Non-current unbilled customer finance receivables	20	(178)	(8)
Loss (income) from equity accounted investments	7, 21	(4)	(170)
Shares settled from Treasury	16(c)	—	100
Other		(192)	(81)
Net change in non-cash operating working capital	31(a)	(332)	256
Cash provided by operating activities		3,927	4,058
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(2,952)	(2,874)
Cash payments for spectrum licences	18(a)	(942)	(1)
Cash payments for acquisitions, net	18(b)	(1,105)	(280)
Advances to real estate joint ventures	21	(35)	(22)
Real estate joint venture receipts	21	7	184
Proceeds on dispositions		16	38
Other		(33)	(22)
Cash used by investing activities		(5,044)	(2,977)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	13(a)	(1,149)	(1,141)
Treasury shares acquired		—	(100)
Issue (repayment) of short-term borrowings, net		(1)	(67)
Long-term debt issued	26	7,705	5,500
Redemptions and repayment of long-term debt	26	(5,261)	(5,377)
Shares of subsidiary (purchased from) issued to non-controlling interests	31(a)	(9)	24
Other		(47)	(15)
Cash provided (used) by financing activities		1,238	(1,176)
CASH POSITION
Increase (decrease) in cash and temporary investments, net		121	(95)
Cash and temporary investments, net, beginning of period		414	509
Cash and temporary investments, net, end of period		$535	$414
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(714)	$(608)
Interest received		$7	$9
Income taxes paid, net
In respect of comprehensive income		$(629)	$(197)
In respect of business acquisitions		(15)	—
		$(644)	$(197)

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements

DECEMBER 31, 2019

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; customer care and business services; and home and business smart technology (including security).

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

notes to consolidated financial statements

1              summary of significant accounting policies

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy		Yes	No
General application
(a)	Consolidation		X
(b)	Use of estimates and judgments	X
(c)	Financial instruments — recognition and measurement		X
(d)	Hedge accounting		X
Results of operations focused
(e)	Revenue recognition	X
(f)	Depreciation, amortization and impairment	X
(g)	Translation of foreign currencies		X
(h)	Income and other taxes	X
(i)	Share-based compensation		X
(j)	Employee future benefit plans	X
Financial position focused
(k)	Cash and temporary investments, net		X
(l)	Inventories		X
(m)	Property, plant and equipment; intangible assets	X
(n)	Leases		X
(o)	Investments		X

Our consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles.

Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances in which we have been obligated to choose from among various accounting policies that comply with generally accepted accounting principles. In certain other instances, including those in which no selection among policies is allowed, we are also required to disclose how we have applied certain accounting policies. In the selection and application of accounting policies, we consider, among other factors, the fundamental qualitative characteristics of useful financial information, namely relevance and faithful representation. In our assessment, the accounting policy disclosures we are required to make are not all equally significant for us, as set out in the accompanying table; their relative significance for us will evolve over time, as we do.

These consolidated financial statements for each of the years ended December 31, 2019 and 2018, were authorized by our Board of Directors for issue on February 13, 2020.

(a)   Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, the principal one of which, as at December 31, 2019, is TELUS Communications Inc., in which we have a 100% equity interest. TELUS Communications Inc. includes substantially all of our wireless and wireline operations.

Our financing arrangements and those of our wholly owned subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(b)   Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

Estimates

Examples of the significant estimates and assumptions that we make, and their relative significance and degree of difficulty, are set out in the graphic at right.

Judgments

Examples of our significant judgments, apart from those involving estimation, include the following:

•                  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the notes to the financial statements. In the normal course, we make changes to our assessments regarding materiality for presentation so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

•                  In respect of revenue-generating transactions, we must make judgments that affect the timing of the recognition of revenue, as set out following:

•                  We have millions of multi-year contracts with our customers and we must make judgments about when we have satisfied our performance obligations to our customers, either over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe that this method faithfully depicts the transfer of the services, and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered to, and accepted by, the end-user customers (see (e) following).

•                  Principally in the context of revenue-generating transactions involving wireless handsets, we must make judgments about whether third-party re-sellers that deliver equipment to our customers are acting in the transactions as principals or as our agents. Upon due consideration of the relevant indicators, we believe that the decision to consider the re-sellers to be acting, solely for accounting purposes, as our agents is more representative of the economic substance of the transactions, as we are the primary obligor to the end-user customers. The effect of this judgment is that no equipment revenue is recognized upon the transfer of inventory to third-party re-sellers.

•                  We compensate third-party re-sellers and our employees for generating revenues, and we must exercise judgment as to whether such sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized (see Note 20). We believe that compensation amounts tangentially attributable to obtaining a contract with a customer, because the amount of such compensation could be affected in ways other than by simply obtaining that contract, should be expensed as incurred; compensation amounts directly attributable to obtaining a contract with a customer should be capitalized and subsequently amortized on a systematic basis, consistent with the satisfaction of our associated performance obligations.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

Judgment must also be exercised in the capitalization of costs incurred to fulfill revenue-generating contracts with customers. Such fulfilment costs are those incurred to set up, activate or otherwise implement services involving access to, or usage of, our telecommunications infrastructure that would not otherwise be capitalized as property, plant, equipment and/or intangible assets (see Note 20).

•                  The decision to depreciate and amortize any property, plant, equipment (including right-of-use lease assets) and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•                  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segment information, Note 5). A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of this distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Less than one-half of the operating expenses included in the segment performance measure reported to our chief operating decision-maker during the years ended December 31, 2019 and 2018, were direct costs; judgment, largely based upon historical experience, is applied in apportioning indirect expenses that are not objectively distinguishable between our wireless and wireline operations.

Recently, our judgment was that our wireless and wireline telecommunications infrastructure technology and operations had not experienced sufficient convergence to objectively make their respective operations and cash flows practically indistinguishable. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as have the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations.

As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments has changed; effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our chief operating decision-maker. We anticipate transitioning to a new segment reporting structure during 2020 and will continue to report wireless and wireline operations until such transition is substantially completed.

The impracticality of objectively distinguishing between our wireless and wireline cash flows, and the assets from which those cash flows arise, is evidence of their increasing interdependence, and this has resulted in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single telecommunications cash-generating unit for future impairment testing purposes. As our business continues to evolve, new cash-generating units may also develop.

•                  The view that our spectrum licences granted by Innovation, Science and Economic Development Canada (including spectrum licences that have been subordinated to us) will likely be renewed; that we intend to renew them; that we believe we have the financial and operational ability to renew them; and thus, that they have an indefinite life, as discussed further in Note 18(e).

•                  In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there are instances in which we must exercise judgment in allocating our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary because of the convergence that our wireless and wireline telecommunications infrastructure technology and operations have experienced to date, and because of our continuous development. There are instances in which similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the determination of recoverable amounts used in the annual impairment testing, as discussed further in Note 18(f).

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

•                  In respect of claims and lawsuits, as discussed further in Note 29(a), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

(c)   Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

•                  Regular-way purchases or sales of financial assets or financial liabilities (purchases or sales that require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits of using the trade date method were not expected to exceed the costs of selecting and implementing that method.

•                  Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from the transaction costs.

(d)   Hedge accounting

General

We apply hedge accounting to the financial instruments used to: establish designated currency hedging relationships for certain U.S. dollar-denominated future purchase commitments and debt repayments, as set out in Note 4(a) and (d); and fix the compensation cost arising from specific grants of restricted share units, as set out in Note 4(f) and discussed further in Note 14(b).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting as we believe that it is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar-denominated future purchase commitments, or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded in the Consolidated statements of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the Consolidated statements of financial position is recognized as a component of Other comprehensive income, as set out in Note 11.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of our Common Shares at the statement of financial position date and the price of our Common Shares in the hedging items.

(e)   Revenue recognition

General

We earn the majority of our revenues (wireless: network revenues (voice and data); wireline: data revenues (which include: internet protocol; television; hosting, managed information technology and cloud-based services; customer care and business services; certain healthcare solutions; and home and business smart technology (including security)) and

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

voice revenues) from access to, and usage of, our telecommunications infrastructure. The majority of the balance of our revenues (wireless equipment and other) arises from providing services and products facilitating access to, and usage of, our telecommunications infrastructure.

We offer complete and integrated solutions to meet our customers’ needs. These solutions may involve deliveries of multiple services and products (our performance obligations) that occur at different points in time and/or over different periods of time; as referred to in (b), this is a significant judgment for us. As required, the performance obligations of these multiple element arrangements are identified, the transaction price for the entire multiple element arrangement is determined and allocated among the performance obligations based upon our relative stand-alone selling prices for each of them, and our relevant revenue recognition policies are then applied, so that revenue is recognized when, or as, we satisfy the performance obligations. To the extent that variable consideration is included in determining the minimum transaction price, it is constrained to the “minimum spend” amount required in a contract with a customer. Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

Our contracts with customers do not have a significant financing component. With the exception of both equipment-related upfront payments that may be required under the terms of contracts with customers and in-store “cash and carry” sales of equipment and accessories, payments are typically due 30 days from the billing date. Billings are typically rendered on a monthly basis.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple element arrangements, their relative transaction prices are appropriate.

Lease accounting is applied to an accounting unit if it conveys to a customer the right to use a specific asset but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

We use the following revenue accounting practical expedients provided for in IFRS 15, Revenue from Contracts with Customers:

•                  No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of a contract, we expect that the effect of the financing component is not significant at the individual contract level.

•                  No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.

•                  When estimating minimum transaction prices allocated to any remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

Contract assets

Many of our multiple element arrangements arise from bundling the sale of equipment (e.g. a wireless handset) with a contracted service period. Although the customer receives the equipment at contract inception and the revenue from the associated completed performance obligation is recognized at that time, the customer’s payment for the equipment will effectively be received rateably over the contracted service period to the extent it is not received as a lump-sum amount at contract inception. The difference between the equipment revenue recognized and the associated amount cumulatively billed to the customer is recognized on the Consolidated statements of financial position as a contract asset.

Contract assets may also arise in instances where we give consideration to a customer. When we receive no identifiable, separable benefit for consideration given to a customer, the amount of the consideration is recorded as a reduction of revenue rather than as an expense. Such amounts are included in the determination of transaction prices for allocation purposes in multiple element arrangements.

•                  Some forms of consideration given to a customer, effectively at contract inception, such as rebates (including prepaid non-bank cards) and/or equipment, are considered to be performance obligations in a multiple element arrangement. Although the performance obligation is satisfied at contract inception, the customer’s payment associated with the performance obligation will effectively be received rateably over the associated contracted service period. The difference between the revenue arising from the satisfied performance obligation and the associated amount

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

cumulatively reflected in billings to the customer is recognized on the Consolidated statements of financial position as a contract asset.

•                  Other forms of consideration given to a customer, either at contract inception or over a period of time, such as discounts (including prepaid bank cards), may result in us receiving no identifiable, separable benefit and thus are not considered performance obligations. Such consideration is recognized as a reduction of revenue rateably over the term of the contract. The difference between the consideration provided and the associated amount recognized as a reduction of revenue is recognized on the Consolidated statements of financial position as a contract asset.

Contract liabilities

Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services and/or equipment are provided (see Note 24). Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

Costs of contract acquisition and contract fulfilment

Costs of contract acquisition (typically commissions) and costs of contract fulfilment are capitalized and recognized as an expense, generally over the life of the contract on a systematic and rational basis consistent with the pattern of the transfer of goods or services to which the asset relates. The amortization of such costs is included in the Consolidated statements of income and other comprehensive income as a component of Goods and services purchased, with the exception of amounts paid to our employees, which are included as Employee benefits expense.

The total cost of wireless equipment sold to customers and advertising and promotion costs related to initial customer acquisition are expensed as incurred; the cost of equipment we own that is situated at customers’ premises and associated installation costs are capitalized as incurred. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Wireless and wireline service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We use the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a mechanism to subsidize local exchange carriers, such as ourselves, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band subsidy rate for all local exchange carriers. We recognize the subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines we provide in high cost serving areas, as discussed further in Note 7. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment

We recognize product revenues, including amounts related to wireless handsets sold to re-sellers and customer premises equipment, when the products are both delivered to and accepted by the end-user customers, irrespective of which supply channel delivers the product. With respect to wireless handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

(f)    Depreciation, amortization and impairment

Depreciation and amortization

Property, plant and equipment (including right-of-use lease assets) are depreciated on a straight-line basis over their estimated useful lives (lease terms for right-of-use lease assets) as determined by a continuing program of asset life studies. Depreciation includes amortization of leasehold improvements and, prior to fiscal 2019, amortization of assets under finance leases. Leasehold improvements are normally amortized over the lesser of their expected average service

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to in (b), the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

Estimated useful lives for the majority of our property, plant and equipment and right-of-use lease assets subject to depreciation are as follows:

Estimated useful lives [1]
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 25 years
Wireless site equipment	5 to 7 years
Real estate right-of-use lease assets	5 to 20 years
Balance of depreciable property, plant and equipment and right-of-use lease assets	3 to 40 years

(1)         The composite property, plant and equipment depreciation rate for the year ended December 31, 2019, was 5.0% (2018 – 5.0%). The rate is calculated by dividing property, plant and equipment depreciation expense by an average of the gross book value of property, plant and equipment depreciable assets over the reporting period.

Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	25 years
Customer contracts and related customer relationships	4 to 10 years
Software	2 to 10 years
Access to rights-of-way and other	5 to 30 years

Impairment — general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s or a cash-generating unit’s value in use or its fair value less costs of disposal); as referred to in (b), this is a significant estimate for us. Impairment losses are immediately recognized to the extent that the carrying value of an asset or a cash-generating unit exceeds its recoverable amount. Should the recoverable amounts for impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying values do not exceed the carrying values which would have been the result if no impairment losses had been recognized previously.

Impairment — property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations could also indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered to be recoverable, an impairment loss would be recorded.

Impairment — intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as the time of our annual test.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to their carrying values (including the intangible assets with indefinite lives allocated to a cash-generating unit, but excluding any goodwill allocated to a cash-generating unit). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of intangible assets with indefinite lives.

Subsequent to assessing intangible assets with indefinite lives, we assess goodwill by comparing the recoverable amounts of our cash-generating units to their carrying values (including the intangible assets with indefinite lives and any goodwill allocated to a cash-generating unit). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would first be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying values of the assets of the cash-generating unit on a pro-rated basis.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

(g)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the Consolidated statements of income and other comprehensive income as a component of Financing costs, as set out in Note 9. Hedge accounting is applied in specific instances, as discussed further in (d) preceding.

We have foreign subsidiaries that do not have the Canadian dollar as their functional currency. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 11.

(h)         Income and other taxes

We follow the liability method of accounting for income taxes; as referred to in (b), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for any benefits of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or the usage of tax losses and the application of the substantively enacted tax rates at the time of reversal or usage.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which changes in the estimates arise; we have selected this approach as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position only when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits, for which the determination of eligibility is a complex matter. We recognize Investment Tax Credits only when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 10(c).

(i)            Share-based compensation

General

When share-based compensation vests in its entirety at one future point in time (cliff vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), we recognize the expense using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant of such share-based compensation; this estimate is adjusted to reflect actual experience.

Restricted share units

In respect of restricted share units with neither an equity settlement feature nor market performance conditions, as set out in Note 14(b), we accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period (unless hedge accounting is applied, as set out in (d) preceding). Similarly, we accrue a liability for the notional subset of our restricted share units without an equity settlement feature and with market performance conditions using a Monte Carlo simulation-determined fair value. Restricted share units that have an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

Share option awards

A fair value for share option awards is determined at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards that have a net-equity settlement feature, as set out in Note 14(d), are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment applied to the associated share option awards.

(j)            Employee future benefit plans

Defined benefit plans

We accrue amounts for our obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the accrued benefit method pro-rated on service and management’s best estimates of salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 9.

An amount reflecting the effect of differences between the discount rate and the actual rate of return on plan assets is included as a component of employee defined benefit plan re-measurements within Other comprehensive income, as set out in Note 11 and Note 15. We determine the maximum economic benefit available from the plans’ assets on the basis of reductions in future contributions to the plans.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate; as referred to in (b), these are significant estimates for us.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan, which cover certain of our employees and provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we account for these plans as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(k)         Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability in the statement of financial position when the total amount of all cheques written but not cleared by the related banks exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 22.

(l)            Inventories

Our inventories primarily consist of wireless handsets, parts and accessories totalling $375 million at year-end (2018 — $320 million) and communications equipment held for resale. Costs of goods sold for the year ended December 31, 2019, totalled $2.1 billion (2018 — $2.1 billion).

(m)     Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labour and applicable overhead costs. For internally developed, internal-use software, the historical cost recorded includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction, as set out in Note 9. The rate for calculating the capitalized financing cost is based on the weighted average cost of borrowing we experience during the reporting period.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 7, is included in the Consolidated statements of income and other comprehensive income as Other operating income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 25, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets; as referred to in (b), this is a significant estimate for us. The obligations are measured initially at fair value, which is determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset. In subsequent periods, the provisions for these liabilities are adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 9, is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

(n)         Leases

See Note 2 for significant changes to IFRS-IASB that have been applied effective January 1, 2019. Prior to fiscal 2019, leases were classified as either finance or operating, depending upon the terms and conditions of the contracts. Where we were the lessee, asset values recorded under finance leases were amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases were reduced by lease payments net of imputed interest.

(o)         Investments

We account for our investments in companies over which we have significant influence, as discussed further in Note 21, using the equity method of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which the excess cost is attributed.

Similarly, we account for our interests in the real estate joint ventures, as discussed further in Note 21, using the equity method of accounting. Unrealized gains and losses from transactions with (including contributions to) the real estate joint ventures are deferred in proportion to our remaining interest in the real estate joint ventures.

We account for our other long-term investments at their fair values unless they are investment securities that do not have quoted market prices in an active market or do not have other clear and objective evidence of fair value. When we do not account for our other long-term investments at their fair values, we use the cost basis of accounting, whereby the investments are initially recorded at cost, and earnings from those investments are recognized only to the extent received or receivable. When there is a significant or prolonged decline in the value of an other long-term investment, the carrying value of that other long-term investment is adjusted to its estimated fair value.

2                                         accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In January 2016, the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard is the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, including those for most leases that would previously have been accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The measurement of the total lease expense over the term of a lease is unaffected by the new standard. However, the new standard results in an acceleration of the timing of lease expense recognition for leases that would previously have been

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

notes to consolidated financial statements

accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard results in the presentation of most non-executory lease expenses as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased (executory lease expenses remain a part of goods and services purchased); reported operating income is thus higher under the new standard.

Relative to the results of applying the previous standard, although actual cash flows are unaffected (but certain operating metrics are), the lessee’s statement of cash flows reflects increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the presentation of the payments of the “principal” component of leases, which were previously accounted for as operating leases, as a cash flow use within financing activities under the new standard.

We have applied the standard retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical expedients; such method of application does not result in the retrospective adjustment of amounts reported for periods prior to fiscal 2019. The nature of the transition method selected is such that the lease population as at January 1, 2019, and the discount rates determined contemporaneously, serve as the basis for the cumulative effects recorded as of that date.

Implementation

As a transitional practical expedient permitted by the new standard, we have not reassessed whether contracts are, or contained, leases as at January 1, 2019, applying the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, are a part of the transition to the new standard. Only contracts entered into (or changed) after December 31, 2018, have been assessed for being, or containing, leases applying the criteria of the new standard.

The weighted average discount rate reflected in the lease liability recognized on transition was 4.16%. The difference between the total of the minimum lease payments set out in Note 19 of our consolidated financial statements for the year ended December 31, 2018, and the additions to long-term debt set out in (c) following arises because of the effect of discounting the minimum lease payments (approximately two-thirds of the difference) and because the minimum lease payments set out in Note 19 of our consolidated financial statements for the year ended December 31, 2018, include payments for leases that have commencement dates subsequent to December 31, 2018 (approximately one-third of the difference).

The new standard requires a number of incremental recurring disclosures, as well as setting out how those disclosures are to be made; we have made these disclosures, or incorporated them by cross-reference from other notes to the financial statements, in Note 19.

(b)         Standards, interpretations and amendments to standards not yet effective and not yet applied

In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application is permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). We are currently assessing the impacts and transition provisions of the amended standard; however, we expect that we will apply the standard prospectively from January 1, 2020. The effects, if any, of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions.

notes to consolidated financial statements

(c)          Impacts of application of new standard in fiscal 2019

IFRS 16, Leases, affected our Consolidated statement of income and other comprehensive income as follows:

Year ended December 31, 2019 (millions except per share amounts)	Note	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported
Operating revenues		$14,656	$2	$14,658
Operating expenses
Goods and services purchased		6,369	(299)	6,070
Employee benefits expense		3,034	—	3,034
Depreciation		1,742	187	1,929
Amortization of intangible assets		648	—	648
		11,793	(112)	11,681
Operating income		2,863	114	2,977
Financing costs		669	64	733
Income before income taxes		2,194	50	2,244
Income taxes		455	13	468
Net income		1,739	37	1,776
Other comprehensive income
Cumulative foreign currency translation adjustment		15	5	20
Other		(242)	—	(242)
		(227)	5	(222)
Comprehensive income		$1,512	$42	$1,554
Net income attributable to:
Common Shares		$1,708	$38	$1,746
Non-controlling interests		31	(1)	30
		$1,739	$37	$1,776
Comprehensive income attributable to:
Common Shares		$1,475	$41	$1,516
Non-controlling interests		37	1	38
		$1,512	$42	$1,554
Net income per Common Share	28(b)
Basic		$2.84	$0.06	$2.90
Diluted		$2.84	$0.06	$2.90

IFRS 16, Leases, affected our opening January 1, 2019, Consolidated statement of financial position as follows:

As at January 1, 2019 (millions)	Note	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported
Current assets
Prepaid expenses		$539	$12	$551
Non-current assets
Property, plant and equipment, net	17	$12,091	$1,041	$13,132
Current liabilities
Accounts payable and accrued liabilities		$2,570	$(6)	$2,564
Provisions		$129	$(9)	$120
Current maturities of long-term debt		$836	$180	$1,016
Non-current liabilities
Provisions	25	$728	$(48)	$680
Long-term debt		$13,265	$1,201	$14,466
Other long-term liabilities		$731	$(50)	$681
Deferred income taxes		$3,148	$(53)	$3,095
Owners’ equity
Retained earnings		$4,474	$(153)	$4,321
Accumulated other comprehensive income — cumulative foreign currency translation adjustment	11	$12	$(1)	$11
Non-controlling interests		$82	$(8)	$74

notes to consolidated financial statements

IFRS 16, Leases, affected our Consolidated statement of cash flows as follows:

Year ended December 31, 2019 (millions)	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported
OPERATING ACTIVITIES
Net income	$1,739	$37	$1,776
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	2,390	187	2,577
Deferred income taxes	102	13	115
All other operating activities line items	(540)	(1)	(541)
Cash provided by operating activities	3,691	236	3,927
INVESTING ACTIVITIES
Cash used by investing activities	(5,044)	—	(5,044)
FINANCING ACTIVITIES
Redemptions and repayment of long-term debt	(5,025)	(236)	(5,261)
All other financing activities line items	6,499	—	6,499
Cash provided (used) by financing activities	1,474	(236)	1,238
CASH POSITION
Increase (decrease) in cash and temporary investments, net	$121	$—	$121
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(645)	$(69)	$(714)

IFRS 16, Leases, affected certain of our capital management measures (see Note 3) as follows:

As at, or for the 12-month period ended December 31, 2019 ($ in billions)	Excluding effects of IFRS 16	IFRS 16 effects	As currently reported (Note 3)
Components of debt and coverage ratios
Net debt	$16.6	$1.6	$18.2
EBITDA* — excluding restructuring and other costs	$5.4	$0.3	$5.7
Net interest cost	$0.7	$0.1	$0.8
Debt ratio
Net debt to EBITDA — excluding restructuring and other costs	3.06	0.14	3.20
Coverage ratios
Earnings coverage	4.3	(0.3)	4.0
EBITDA — excluding restructuring and other costs interest coverage	7.8	(0.3)	7.5

3                                         capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2019, our financial objectives, which are reviewed annually, were unchanged from 2018. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) — excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

notes to consolidated financial statements

Debt and coverage ratios

Net debt to EBITDA — excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA — excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA — excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

As at, or for the 12-month periods ended, December 31 ($ in millions)	Objective	2019	2018
Components of debt and coverage ratios
Net debt [1]		$18,199	$13,770
EBITDA — excluding restructuring and other costs [2]		$5,688	$5,421
Net interest cost [3]		$755	$644
Debt ratio
Net debt to EBITDA — excluding restructuring and other costs	2.20 — 2.70 [4]	3.20	2.54
Coverage ratios
Earnings coverage [5]		4.0	4.4
EBITDA — excluding restructuring and other costs interest coverage [6]		7.5	8.4

(1)         Net debt is calculated as follows:

As at December 31	Note	2019	2018
Long-term debt	26	$18,474	$14,101
Debt issuance costs netted against long-term debt		87	93
Derivative (assets) liabilities, net		(37)	(73)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt — excluding tax effects		110	(37)
Cash and temporary investments, net		(535)	(414)
Short-term borrowings	22	100	100
Net debt		$18,199	$13,770

(2)         EBITDA — excluding restructuring and other costs is calculated as follows:

Years ended December 31	Note	2019	2018
EBITDA	5	$5,554	$5,104
Restructuring and other costs	16	134	317
EBITDA — excluding restructuring and other costs		$5,688	$5,421

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)         Our long-term objective range for this ratio is 2.20 — 2.70 times, reflecting a 0.20 shift in the range subsequent to December 31, 2019, to reflect an accommodation for the effects of implementing IFRS 16 (see Note 2). The ratio as at December 31, 2019, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following upcoming spectrum auctions), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

(5)         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest.

(6)         EBITDA — excluding restructuring and other costs interest coverage is defined as EBITDA — excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA — excluding restructuring and other costs was 3.20 times as at December 31, 2019, up from 2.54 times one year earlier. The effect of the increase in net debt, attributed in part to the recognition of lease liabilities upon the application of IFRS 16 effective January 1, 2019 (see Note 2(a)), was exceeded by the effect of growth in EBITDA — excluding restructuring and other costs; the implementation of IFRS 16 had the effect of increasing the ratio by approximately 0.14 as at December 31, 2019. The earnings coverage ratio for the twelve-month period ended December 31, 2019, was 4.0 times, down from 4.4 times one year earlier. Higher borrowing costs, including the recognition of interest on lease liabilities upon the application of IFRS 16, reduced the ratio by 0.6, and an increase in income before borrowing costs and income taxes increased the ratio by 0.2. The EBITDA — excluding restructuring and other costs interest coverage ratio for the twelve-month period ended December 31, 2019, was 7.5 times, down from 8.4 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4, while an increase in net interest costs, including the recognition of interest on lease liabilities upon the application of IFRS 16, reduced the ratio by 1.3.

notes to consolidated financial statements

Dividend payout ratio

The dividend payout ratio presented is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as recorded in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings presented, also a historical measure, differs in that it excludes the gain on exchange of wireless spectrum licences, net gains and equity income from real estate joint ventures, provisions related to business combinations, long-term debt prepayment premium and income tax-related adjustments.

For the 12-month periods ended December 31 ($ in millions)	Objective	2019	2018
Dividend payout ratio	65%—75% [1]	78%	78%
Dividend payout ratio of adjusted net earnings		84%	81%

(1)         Our objective range for the dividend payout ratio was 65%—75% of sustainable earnings on a prospective basis in 2019. So as to be consistent with the way we manage our business, we have revised our target guideline, effective January 1, 2020, to be calculated as 60% to 75% of free cash flow on a prospective basis (free cash flow does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers). Adjusted net earnings (adjusted net earnings does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers) attributable to Common Shares is calculated as follows:

For the 12-month periods ended December 31	2019	2018
Net income attributable to Common Shares	$1,746	$1,600
Gain and net equity income related to real estate redevelopment project, after income taxes	5	(150)
Business combination-related provisions, after income taxes	(13)	(17)
Income tax-related adjustments	(142)	(7)
Long-term debt prepayment premium, after income taxes	20	25
Initial and committed donation to TELUS Friendly Future Foundation, after income taxes	—	90
Adjusted net earnings attributable to Common Shares	$1,616	$1,541

4                 financial instruments

(a)         Risks — overview

Our financial instruments, their accounting classification and the nature of certain risks to which they may be subject are set out in the following table.

Risks
	Accounting			Market risks
Financial instrument	classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	AC 1	X		X
Contract assets	AC 1	X
Construction credit facilities advances to real estate joint venture	AC 1				X
Short-term borrowings	AC 1		X	X	X
Accounts payable	AC 1		X	X
Provisions (including restructuring accounts payable)	AC 1		X	X		X
Long-term debt	AC 1		X	X	X
Measured at fair value
Cash and temporary investments	FVTPL [2]	X		X	X
Long-term investments (not subject to significant influence) [3]	FVTPL/FVOCI [3]			X		X
Foreign exchange derivatives [4]	FVTPL [2]	X	X	X
Share-based compensation derivatives [4]	FVTPL [2]	X	X			X

(1)         For accounting recognition and measurement purposes, classified as amortized cost (AC).

(2)         For accounting recognition and measurement purposes, classified as fair value through net income (FVTPL). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portions of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income.

(3)         Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured. For accounting recognition and measurement purposes, on an investment-by-investment basis, long-term investments are classified as either fair value through net income or fair value through other comprehensive income (FVOCI).

(4)         Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

notes to consolidated financial statements

In respect of hedges of anticipated transactions, hedge gains/losses are included with the related expenditure and are expensed when the transaction is recognized in our results of operations. We have selected this method as we believe that it results in a better matching of the hedge gains/losses with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

Derivative financial instruments

We apply hedge accounting to financial instruments used to establish hedge accounting relationships for U.S. dollar-denominated transactions and to fix the cost of some share-based compensation. We believe that our use of derivative financial instruments for hedging or arbitrage assists us in managing our financing costs and/or reducing the uncertainty associated with our financing or other business activities. Uncertainty associated with currency risk and other price risk is reduced through our use of foreign exchange derivatives and share-based compensation derivatives that effectively swap floating currency exchange rates and share prices for fixed rates and prices. When entering into derivative financial instrument contracts, we seek to align the cash flow timing of the hedging items with that of the hedged items. The effects of this risk management strategy and its application are set out in (i) following.

(b)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table:

As at December 31 (millions)	2019	2018
Cash and temporary investments, net	$535	$414
Accounts receivable	2,187	1,647
Contract assets	1,065	1,318
Derivative assets	84	103
	$3,871	$3,482

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

		2019			2018
As at December 31 (millions)	Note	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$803	$(10)	$793	$762	$(13)	$749
30-60 days past billing date		331	(8)	323	354	(10)	344
61-90 days past billing date		74	(5)	69	80	(8)	72
More than 90 days past billing date		73	(14)	59	67	(22)	45
Unbilled customer finance receivables		523	(18)	505	47	—	47
		$1,804	$(55)	$1,749	$1,310	$(53)	$1,257
Current		$1,570	$(46)	$1,524	$1,263	$(53)	$1,210
Non-current	20	234	(9)	225	47	—	47
		$1,804	$(55)	$1,749	$1,310	$(53)	$1,257

(1)         Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer notes to consolidated financial statements

accounts receivable; amounts charged to the customer accounts receivable allowance for doubtful accounts that were written off but were still subject to enforcement activity as at December 31, 2019, totalled $449 million (2018 — $353 million). The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2019	2018
Balance, beginning of period	$53	$43
Additions (doubtful accounts expense)	64	56
Accounts written off, net of recoveries	(66)	(55)
Other	4	9
Balance, end of period	$55	$53

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

	2019			2018
As at December 31 (millions)	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$952	$(42)	$910	$1,068	$(51)	$1,017
The 12-month period ending two years hence	322	(14)	308	466	(22)	444
Thereafter	21	(1)	20	15	(1)	14
	$1,295	$(57)	$1,238	$1,549	$(74)	$1,475

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)          Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•                  maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(f));

•                  maintaining an in-effect shelf prospectus;

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 26(i). As at December 31, 2019, we could offer $2.0 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until August 2022 (2018 — $2.5 billion pursuant to a shelf prospectus that was in effect until June 2020). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

notes to consolidated financial statements

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables:

	Non-derivative					Derivative
				Composite long-term debt
				Long-term
	Non-interest		Construction	debt,
As at	bearing		credit facility	excluding	Leases	Currency swap agreement			Currency swap agreement
December 31,	financial	Short-term	commitment	leases [1]	(Notes 2(c),	amounts to be exchanged [2]			amounts to be exchanged
2019 (millions)	liabilities	borrowings [1]	(Note 21)	(Note 26)	26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2020	$2,639	$3	$10	$1,657	$373	$(1,140)	$1,153	$—	$(917)	$921	$4,699
2021	43	103	—	1,698	338	(119)	118	—	—	—	2,181
2022	7	—	—	2,235	207	(119)	118	8	—	—	2,456
2023	5	—	—	1,021	189	(119)	118	—	—	—	1,214
2024	5	—	—	1,595	157	(119)	118	—	—	—	1,756
2025-2029	4	—	—	7,311	429	(1,919)	1,944	—	—	—	7,769
Thereafter	—	—	—	10,102	388	(3,019)	3,020	—	—	—	10,491
Total	$2,703	$106	$10	$25,619	$2,081	$(6,554)	$6,589	$8	$(917)	$921	$30,566
				Total (Note 26(i))			$27,735

(1)         Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2019.

(2)         The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2019. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative					Derivative
				Composite long-term debt
	Non-interest		Construction
As at	bearing		credit facilities			Currency swap agreement			Currency swap agreement
December 31,	financial	Short-term	commitment	Long-term	Finance	amounts to be exchanged [2]			amounts to be exchanged
2018 (millions)	liabilities	borrowings [1]	(Note 21)	debt [1]	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2019	$2,372	$3	$45	$1,349	$55	$(877)	$851	$—	$(542)	$516	$3,772
2020	251	3	—	1,567	51	(95)	89	1	—	—	1,867
2021	102	103	—	1,567	—	(95)	89	—	—	—	1,766
2022	18	—	—	2,086	—	(95)	89	1	—	—	2,099
2023	19	—	—	886	—	(95)	89	—	—	—	899
2024-2028	20	—	—	6,240	—	(1,917)	1,847	—	—	—	6,190
Thereafter	—	—	—	7,744	—	(1,964)	1,832	—	—	—	7,612
Total	$2,782	$109	$45	$21,439	$106	$(5,138)	$4,886	$2	$(542)	$516	$24,205
				Total			$21,293

(1)         Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2018.

(2)         The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2018. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(d)         Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure as at the balance sheet date.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on a varying percentage, typically in the range of 50% to 75%, of our domestic short-term U.S. dollar-denominated transactions and commitments and all U.S. dollar-denominated commercial paper. Other than in respect of U.S. dollar-denominated commercial paper, we designate only the spot element of these instruments as the hedging item; the forward element is wholly immaterial; in respect of U.S. dollar-denominated commercial paper, we designate the forward rate.

As discussed further in Note 26(b) and Note 26(f), we are also exposed to currency risk in that the fair value or future cash flows of our U.S. Dollar Notes and our TELUS International (Cda) Inc. credit facility U.S. dollar borrowings could fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and the principal payment at maturity in respect of the U.S. Dollar Notes; we designate only the spot element of these instruments as the hedging item; the forward element is wholly immaterial. As the functional currency of our TELUS International (Cda) Inc. subsidiary is the U.S. dollar, fluctuations in foreign notes to consolidated financial statements

exchange rates affecting its borrowings are reflected as a foreign currency translation adjustment within other comprehensive income.

As set out in Note 18(d), subsequent to December 31, 2019, we acquired a business in which certain routine revenues and operating costs are denominated in European euros. For commercial reasons, as set out in Note 26(f), we have borrowed U.S. dollars to fund the European euro-denominated business acquisition.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair values or future cash flows of temporary investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and, as a result, their fair values will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes dividend-paying equity instruments, we could be exposed to interest rate risk.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facility advances made to the real estate joint venture is not materially affected by changes in market interest rates; the associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

All of our currently outstanding long-term debt, other than commercial paper and amounts drawn on our credit facilities (Note 26(c), (e)), is fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

(f)           Other price risk

Long-term investments

We are exposed to equity price risk arising from investments classified as fair value through other comprehensive income. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements have been entered into that fix the cost associated with our estimate of TELUS Corporation restricted share units which are expected to vest, as set out in Note 14(b).

(g)         Market risks

Net income and other comprehensive income for the years ended December 31, 2019 and 2018, could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statements of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated balances and derivative financial instrument notional amounts as at the statements of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the relevant statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

notes to consolidated financial statements

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2019	2018	2019	2018	2019	2018
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$—	$(1)	$(80)	$(33)	$(80)	$(34)
Canadian dollar depreciates	$—	$1	$80	$33	$80	$34
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(2)	$(2)	$93	$61	$91	$59
U.S. interest rate	$—	$—	$(95)	$(59)	$(95)	$(59)
Combined	$(2)	$(2)	$(2)	$2	$(4)	$—
Interest rates decrease
Canadian interest rate	$2	$2	$(98)	$(63)	$(96)	$(61)
U.S. interest rate	$—	$—	$101	$62	$101	$62
Combined	$2	$2	$3	$(1)	$5	$1
25% [2] change in Common Share price [3]
Price increases	$(5)	$—	$5	$(1)	$—	$(1)
Price decreases	$13	$5	$(5)	$1	$8	$6

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a twelve-month data period and calculated on a monthly basis, the volatility of our Common Share price as at December 31, 2019, was 9.9% (2018 — 10.9%).

(3)         The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(h)         Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risk are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based on fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based on our Common Share price as at the statements of financial position dates).

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

notes to consolidated financial statements

	2019					2018
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	—	$—	$—	—	2019	$414	$25	US$1.00: C$1.28
Currency risk arising from U.S. dollar revenues	HFT [4]	2020	$36	1	US$1.00: C$1.30	2019	$74	1	US$1.00: C$1.36
Changes in share-based compensation costs (Note 14(b))	HFH [3]	2020	$72	4	$ 48.79 [6]	2019	$63	2	$ 45.46 [6]
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	—	$—	—	—	2019	$761	21	US$1.00: C$1.33
Currency risk associated with European euro-denominated business acquisition (Note 26(f))	HFH [3]	2020	$472	3	€1.00: C$1.45	—	$—	—	—
				$8				$49
Other Long-Term Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [5] (Note 26(b)-(c))	HFH [3]	2048	$3,068	$76	US$1.00: C$1.28	2048	$3,134	$54	US$1.00: C$1.28
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2020	$412	$6	US$1.00: C$1.32	2019	$11	$—	US$1.00: C$1.36
Currency risk arising from U.S. dollar revenues	HFT [4]	—	$—	—	—	2019	$18	—	US$1.00: C$1.36
Changes in share-based compensation costs (Note 14(b))	HFH [3]	—	$—	—	—	2019	$2	—	$ 47.39 [6]
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2020	$1,037	17	US$1.00: C$1.32	—	$—	—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	2022	$8	—	2.64%	2019	$8	—	2.64%
Interest rate risk associated with refinancing of debt maturing	HFH [3]	—	$—	—	—	2019	$250	9	2.40%, GOC 10-year term
				$23				$9
Other Long-Term Liabilities [2]
Derivatives used to manage
Changes in share-based compensation costs (Note 14(b))	HFH [3]	—	$—	$—	—	2020	$67	$3	$ 48.71 [6]
Currency risk arising from U.S. dollar-denominated long-term debt [5] (Note 26(b)-(c))	HFH [3]	2049	$2,485	22	US$1.00: C$1.34	2027	$991	2	US$1.00: C$1.33
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	2022	$130	4	2.64%	2022	$145	1	2.64%
				$26				$6

(1)             Fair value measured at reporting date using significant other observable inputs (Level 2).

(2)             Derivative financial assets and liabilities are not set off.

(3)             Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

(4)             Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.

(5)             We designate only the spot element as the hedging item. As at December 31, 2019, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $38 (2018 — $29).

(6)             See Note 28(b).

notes to consolidated financial statements

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

	2019		2018
As at December 31 (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$16,813	$17,930	$13,999	$14,107

(i)    Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

		Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		(effective portion) (Note 11)			Amount
Years ended December 31 (millions)	Note	2019	2018	Location	2019	2018
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$(16)	$39	Goods and services purchased	$11	$6
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	(21)	194	Financing costs	(162)	241
Arising from Euro-denominated business acquisition	26(f)	3	—	Financing costs	—	—
		(34)	233		(151)	247
Derivatives used to manage other market risk
Arising from changes in share-based compensation costs and other	14(b)	10	(8)	Employee benefits expense	12	2
		$(24)	$225		$(139)	$249

(1)         Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amount for the year ended December 31, 2019, was $9 (2018 — $25).

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2019	2018
Derivatives used to manage currency risk	Financing costs	$(7)	$—

5                 segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. As referred to in Note 1(b), effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our chief operating decision-maker. We anticipate transitioning to a new segment reporting structure during 2020, but do not anticipate a substantive change to our products and services revenue reporting from such transition; we will continue to report wireless and wireline operations until such transition is substantially completed.

As we do not currently aggregate operating segments, our reportable segments as at December 31, 2019, are also wireless and wireline. The wireless segment includes network revenues and equipment sales arising from mobile technologies. The wireline segment includes data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; customer care and business services; certain healthcare solutions; and

notes to consolidated financial statements

home and business security), voice and other telecommunications services revenues (excluding wireless arising from mobile technologies), and equipment sales. Segmentation has been based on similarities in technology (mobile versus fixed), the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2019	2018	2019	2018	2019	2018	2019	2018
Operating revenues
External revenues
Service	$6,165	$6,054	$6,235	$5,828	$—	$—	$12,400	$11,882
Equipment	1,964	1,963	225	250	—	—	2,189	2,213
Revenues arising from contracts with customers	8,129	8,017	6,460	6,078	—	—	14,589	14,095
Other operating income	20	118	49	155	—	—	69	273
	8,149	8,135	6,509	6,233	—	—	14,658	14,368
Intersegment revenues	53	47	251	207	(304)	(254)	—	—
	$8,202	$8,182	$6,760	$6,440	$(304)	$(254)	$14,658	$14,368
Pro forma EBITDA [1] reported to chief operating decision-maker	$3,693	$3,544	$1,861	$1,785	$—	$—	$5,554	$5,329
Retrospective IFRS 16 simulation [2]	—	(113)	—	(112)	—	—	—	(225)
EBITDA [1]	$3,693	$3,431	$1,861	$1,673	$—	$—	$5,554	$5,104
CAPEX, excluding spectrum licences [3]	$889	$896	$2,017	$2,018	$—	$—	$2,906	$2,914
					Operating revenues — external (above)		$14,658	$14,368
					Goods and services purchased		6,070	6,368
					Employee benefits expense		3,034	2,896
					EBITDA (above)		5,554	5,104
					Depreciation		1,929	1,669
					Amortization		648	598
					Operating income		2,977	2,837
					Financing costs		733	661
					Income before income taxes		$2,244	$2,176

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         For purposes of the chief operating decision-maker’s assessment of performance during the 2019 fiscal year relative to the 2018 fiscal year, we have simulated IFRS 16 adjustments to the fiscal 2018 results in calculating pro forma results. The simulated IFRS 16 adjustments: (i) are a cash-based proxy and should not be considered comparable to the results that would have been reported had IFRS 16 been applied retrospectively to each comparative period applying IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (see Note 2(a)); and (ii) do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers.

(3)         Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Consolidated statements of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location where the goods and/or services are provided. We attribute less than ten per cent of our revenues to countries other than Canada (our country of domicile), and we do not have significant amounts of property, plant, equipment and/or intangible assets located outside of Canada. As at December 31, 2019, on a historical cost basis, we had $568 million (2018 — $546 million) of goodwill located outside of Canada.

notes to consolidated financial statements

6                 revenue from contracts with customers

(a)         Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at December 31 (millions)	2019	2018
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,405	$2,306
During the 12-month period ending two years hence	930	933
Thereafter	40	24
	$3,375	$3,263

(1)         Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

(2)         IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)         Accounts receivable

As at December 31 (millions)	Note	2019	2018
Customer accounts receivable		$1,570	$1,263
Accrued receivables — customer		180	175
Allowance for doubtful accounts	4(b)	(46)	(53)
		1,704	1,385
Accrued receivables — other		258	215
		$1,962	$1,600

(c)          Contract assets

Years ended December 31 (millions)	Note	2019	2018
Balance, beginning of period		$1,475	$1,303
Net additions arising from operations		1,161	1,455
Amounts billed in period and thus reclassified to accounts receivable [1]		(1,416)	(1,284)
Change in impairment allowance, net	4(b)	17	(1)
Other		1	2
Balance, end of period		$1,238	$1,475
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence		$910	$1,017
The 12-month period ending two years hence		308	444
Thereafter		20	14
Balance, end of period		$1,238	$1,475
Reconciliation of contract assets presented in the Consolidated statements of financial position — current
Gross contract assets		$910	$1,017
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(7)	(3)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(166)	(154)
		$737	$860

(1)         For the year ended December 31, 2019, amounts billed for our wireless segment and reclassified to accounts receivable totalled $1,288 (2018 — $1,180).

notes to consolidated financial statements

7                 other operating income

Years ended December 31 (millions)	Note	2019	2018
Government assistance		$22	$23
Other sublet revenue	19	2	—
Investment income, gain (loss) on disposal of assets and other	21	24	230
Interest income	21(b)	4	3
Changes in business combination-related accrued receivables and provisions	25	17	17
		$69	$273

We receive government assistance, as defined by IFRS-IASB, from a number of sources and include such amounts received in Other operating income. We recognize such amounts on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred.

CRTC subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are greater than the amounts the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed to incumbent local exchange carriers as subsidy payments to partially offset the costs of providing residential basic telephone services in non-forborne high cost serving areas. The subsidy payment disbursements are based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2019, our subsidy receipts were $15 million (2018 — $18 million).

The CRTC currently determines, at a national level, the total annual contribution requirement necessary to pay the subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their CRTC-defined telecommunications service revenue; such definition, commencing in fiscal 2020, has been expanded to reflect amounts that will now be used to support the CRTC’s Broadband Fund. The final contribution expense rate for 2019 was 0.52% and the interim rate for 2020 has been set at 0.45%.

Government of Quebec

Salaries for qualifying employment positions in the province of Quebec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2019, we recorded $7 million (2018 — $4 million).

8                 employee benefits expense

Years ended December 31 (millions)	Note	2019	2018
Employee benefits expense — gross
Wages and salaries		$3,017	$2,800
Share-based compensation	14	147	136
Pensions — defined benefit	15(a)	78	95
Pensions — defined contribution	15(f)	92	88
Restructuring costs	16(a)	63	126
Other		184	163
		3,581	3,408
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(54)	(55)
Amortized		48	45
Contract fulfilment costs	20
Capitalized		(3)	(3)
Amortized		4	3
Property, plant and equipment		(351)	(332)
Intangible assets subject to amortization		(191)	(170)
		(547)	(512)
		$3,034	$2,896

notes to consolidated financial statements

9                 financing costs

Years ended December 31 (millions)	Note	2019	2018
Interest expense
Interest on long-term debt, excluding lease liabilities — gross		$634	$598
Interest on long-term debt, excluding lease liabilities — capitalized [1]	18(a)	(23)	—
Interest on long-term debt, excluding lease liabilities		611	598
Interest on lease liabilities	19	67	—
Interest on short-term borrowings and other		8	6
Interest accretion on provisions	25	22	21
Long-term debt prepayment premium	26(a)	28	34
		736	659
Employee defined benefit plans net interest	15	1	17
Foreign exchange		3	(6)
		740	670
Interest income		(7)	(9)
		$733	$661

(1)         Interest on long-term debt, excluding lease liabilities, at a composite rate of 4.33% was capitalized to intangible assets with indefinite lives in the period.

10          income taxes

(a)         Expense composition and rate reconciliation

Years ended December 31 (millions)	2019	2018
Current income tax expense
For the current reporting period	$416	$483
Adjustments recognized in the current period for income taxes of prior periods	(63)	(5)
	353	478
Deferred income tax expense
Arising from the origination and reversal of temporary differences	193	75
Revaluation of deferred income tax liability to reflect future income tax rates	(124)	—
Adjustments recognized in the current period for income taxes of prior periods	46	(1)
	115	74
	$468	$552

Our income tax expense and effective income tax rate differ from those calculated by applying the applicable statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2019		2018
Income taxes computed at applicable statutory rates	$604	26.9%	$586	27.0%
Revaluation of deferred income tax liability to reflect future income tax rates	(124)	(5.5)	—	—
Adjustments recognized in the current period for income taxes of prior periods	(17)	(0.8)	(6)	(0.3)
Other	5	0.2	(28)	(1.3)
Income tax expense per Consolidated statements of income and other comprehensive income	$468	20.8%	$552	25.4%

(b)         Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income taxes recognized in the Consolidated statements of income and other comprehensive income and the Consolidated statements of changes in owners’ equity are estimated as follows:

notes to consolidated financial statements

	Property, plant and equipment (owned) and intangible assets subject to amortization	Intangible assets with indefinite lives	Property, plant and equipment (leased), net of lease liabilities	Contract assets and liabilities	Net pension and share- based compensation amounts	Provisions not currently deductible	Losses available to be carried forward [1]	Other	Net deferred income tax liability
As at January 1, 2018 [2]	$1,221	$1,561	$—	$441	$(120)	$(140)	$(7)	$(20)	$2,936
Deferred income tax expense recognized in
Net income	(11)	78	(1)	55	(20)	(10)	1	(18)	74
Other comprehensive income	—	—	—	—	119	—	—	(6)	113
Deferred income taxes charged directly to owners’ equity and other (Note 18(c))	(6)	79	—	—	—	(54)	—	1	20
As at December 31, 2018 [3]	$1,204	$1,718	$(1)	$496	$(21)	$(204)	$(6)	$(43)	$3,143
As at January 1, 2019	$1,204	$1,718	$(1)	$496	$(21)	$(204)	$(6)	$(43)	$3,143
IFRS 16, Leases transitional amount (Note 2(c))	—	—	(82)	—	—	15	—	14	(53)
As adjusted	1,204	1,718	(83)	496	(21)	(189)	(6)	(29)	3,090
Deferred income tax expense recognized in
Net income	332	(110)	6	(78)	(9)	(23)	(5)	2	115
Other comprehensive income	—	—	—	—	(110)	—	—	32	(78)
Deferred income taxes charged directly to owners’ equity and other (Note 18(b))	70	—	—	—	—	—	—	1	71
As at December 31, 2019 [4]	$1,606	$1,608	$(77)	$418	$(140)	$(212)	$(11)	$6	$3,198

(1)       We expect to be able to utilize our non-capital losses prior to expiry.

(2)       Deferred tax liability of $2,941, net of deferred tax asset of $5 (included in Other long-term assets).

(3)       Deferred tax liability of $3,148, net of deferred tax asset of $5 (included in Other long-term assets).

(4)       Deferred tax liability of $3,204, net of deferred tax asset of $6 (included in Other long-term assets).

Temporary differences arise from the carrying value of investments in subsidiaries and partnerships exceeding their tax base, for which no deferred income tax liabilities have been recognized because the parent is able to control the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future. In our specific instance, this is relevant to our investments in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities, as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. We are in a position to control the timing and manner of the reversal of temporary differences in respect of our non-Canadian subsidiaries, and it is probable that such differences will not reverse in the foreseeable future.

(c)          Other

We conduct research and development activities, which may be eligible to earn Investment Tax Credits. During the year ended December 31, 2019, we recorded Investment Tax Credits of $8 million (2018 — $10 million). Of this amount, $4 million (2018 — $6 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of Goods and services purchased.

notes to consolidated financial statements

11          other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(i))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative	Change in
Years ended December 31 (millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	Total	foreign currency translation adjustment	measurement of investment financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
Accumulated balance as at January 1, 2018			$(9)			$8	$(1)	$53	$1	$53
Other comprehensive income (loss)
Amount arising	$233	$(247)	(14)	$(8)	$(2)	(10)	(24)	(30)	(1)	(55)	$452	$397
Income taxes	$40	$(44)	(4)	$(2)	$—	(2)	(6)	—	—	(6)	119	113
Net			(10)			(8)	(18)	(30)	(1)	(49)	$333	$284
Accumulated balance as at December 31, 2018			$(19)			$—	$(19)	$23	$—	$4
Accumulated balance as at January 1, 2019
As previously reported			$(19)			$—	$(19)	$23	$—	$4
IFRS 16, Leases transitional amount (Note 2(c))			—			—	—	(1)	—	(1)
As adjusted			(19)			—	(19)	22	—	3
Other comprehensive income (loss)
Amount arising	$(34)	$151	117	$10	$(12)	(2)	115	20	13	148	$(448)	$(300)
Income taxes	$10	$22	32	$2	$(3)	(1)	31	—	1	32	(110)	(78)
Net			85			(1)	84	20	12	116	$(338)	$(222)
Accumulated balance as at December 31, 2019			$66			$(1)	$65	$42	$12	$119
Attributable to:
Common Shares										$119
Non-controlling interests										—
										$119

notes to consolidated financial statements

12          per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period (see Note 28(b)). Diluted net income per Common Share is calculated to give effect to share option awards and restricted share units.

The denominators of the basic and diluted per share computations were result-equal, and the net income was equal to diluted net income, for all periods presented.

For the year ended December 31, 2019, no outstanding equity-settled restricted share unit awards were excluded in the computation of diluted income per Common Share. For the years ended December 31, 2019 and 2018, no outstanding TELUS Corporation share option awards were excluded in the calculation of diluted net income per Common Share; as at December 31, 2019, no TELUS Corporation share option awards were outstanding (see Note 14(d)).

13          dividends per share

(a)         Dividends declared

Years ended December 31 (millions except per share amounts)	2019				2018
	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share [1]	shareholders	Total	Effective	Per share [1]	shareholders	Total
Quarter 1 dividend	Mar. 11, 2019	$0.5450	Apr. 1, 2019	$329	Mar. 9, 2018	$0.5050	Apr. 2, 2018	$299
Quarter 2 dividend	Jun. 10, 2019	0.5625	Jul. 2, 2019	339	Jun. 8, 2018	0.5250	Jul. 3, 2018	315
Quarter 3 dividend	Sep. 10, 2019	0.5625	Oct. 1, 2019	338	Sep. 10, 2018	0.5250	Oct. 1, 2018	313
Quarter 4 dividend	Dec. 11, 2019	0.5825	Jan. 2, 2020	352	Dec. 10, 2018	0.5450	Jan. 2, 2019	326
		$2.2525		$1,358		$2.1000		$1,253

(1)   See Note 28(b).

On February 12, 2020, the Board of Directors declared a quarterly dividend of $0.5825 per share (see Note 28(b)) on our issued and outstanding Common Shares payable on April 1, 2020, to holders of record at the close of business on March 11, 2020. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on March 11, 2020.

(b)         Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire additional Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering Common Shares from Treasury or having the trustee acquire Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. In respect of Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the year ended December 31, 2019, of $256 million (2018 — $54 million) were to be reinvested in Common Shares.

14          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

	2019				2018
Years ended December 31 (millions)	Note	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Restricted share units	(b)	$107	$(112)	$(5)	$99	$(88)	$11
Employee share purchase plan	(c)	37	(37)	—	37	(37)	—
Share option awards	(d)	3	—	3	5	—	5
		$147	$(149)	$(2)	$141	$(125)	$16

For the year ended December 31, 2019, the associated operating cash outflows in respect of restricted share units were net of cash inflows arising from cash-settled equity forward agreements of $13 million (2018 — $19 million). For the year ended December 31, 2019, the income tax benefit arising from share-based compensation was $39 million (2018 — $37 million).

notes to consolidated financial statements

(b)         Restricted share units

General

We use restricted share units as a form of retention and incentive compensation. Each restricted share unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding equity share. The notional dividends are recorded as additional issuances of restricted share units during the life of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding equity shares at the grant date, other than for the notional subset of our restricted share units affected by the relative total shareholder return performance condition (which have their grant-date fair value determined using a Monte Carlo simulation). The restricted share units generally become payable when vesting is complete and typically vest over a period of 33 months (the requisite service period). The vesting method of restricted share units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted share units outstanding are cliff-vesting. Accounting for restricted share units, as either equity instruments or liability instruments, is based upon the expected manner of their settlement when they are granted. Grants of restricted share units prior to fiscal 2019 are accounted for as liability instruments, as the associated obligation is normally cash-settled.

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% — 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. The estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation. Grants of restricted share units in 2019 are accounted for as equity-settled, as that was their expected manner of settlement when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at December 31	2019	2018
Restricted share units without market performance conditions
Restricted share units with only service conditions	3,093,427	3,037,881
Notional subset affected by total customer connections performance condition	141,050	155,639
	3,234,477	3,193,520
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	423,149	466,917
	3,657,626	3,660,437

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

	2019			2018
	Number of restricted share units [1]		Weighted average grant-date	Number of restricted share units [1]		Weighted average grant-date
Years ended December 31	Non-vested	Vested	fair value [2]	Non-vested	Vested	fair value [2]
Outstanding, beginning of period
Non-vested	3,193,520	—	$44.85	3,481,916	—	$41.87
Vested	—	63,383	$44.89	—	32,848	$41.00
Issued
Initial award	2,046,047	—	$47.64	1,769,092	—	$45.72
In lieu of dividends	166,800	289	$45.93	208,503	359	$46.32
Vested	(2,002,081)	2,002,081	$44.56	(1,963,722)	1,963,722	$40.34
Settled in cash	—	(2,050,353)	$44.57	—	(1,933,546)	$40.08
Forfeited and cancelled	(169,809)	—	$45.30	(302,269)	—	$43.16
Outstanding, end of period
Non-vested	3,234,477	—	$46.73	3,193,520	—	$44.85
Vested	—	15,400	$44.04	—	63,383	$44.89

(1)         Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

(2)         See Note 28(b).

With respect to 1.5 million TELUS Corporation restricted share units vesting in the year ending December 31, 2020, we have entered into cash-settled equity forward agreements that fix our cost at $48.79 per restricted share unit.

notes to consolidated financial statements

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% — 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

	2019						2018
	US$ denominated				Canadian $ denominated		US$ denominated				Canadian $ denominated
	Number of restricted share units		Weighted average grant-date		Number of vested restricted	Weighted average grant-date	Number of restricted share units		Weighted average grant-date		Number of vested restricted	Weighted average grant-date
Years ended December 31	Non-vested	Vested	fair value		share units	fair value	Non-vested	Vested	fair value		share units	fair value
Outstanding, beginning of period
Non-vested	561,712	—	US$	25.68	—	$—	374,786	—	US$	24.45	—	$—
Vested	—	—	US$	—	32,299	$21.36	—	—	US$	—	32,299	$21.36
Issued	185,810	—	US$	32.96	—	$—	197,495	—	US$	28.07	—	$—
Vested	(263,672)	263,672	US$	22.94	—	$—	—	—	US$	—	—	$—
Settled in cash	—	(263,672)	US$	22.94	(32,299)	$21.36	—	—	US$	—	—	$—
Forfeited and cancelled	(18,605)	—	US$	26.75	—	$—	(10,569)	—	US$	26.28	—	$—
Outstanding, end of period
Non-vested	465,245	—	US$	27.49	—	$—	561,712	—	US$	25.68	—	$—
Vested	—	—	US$	—	—	$—	—	—	US$	—	32,299	$21.36

(c)          Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions. In respect of Common Shares held within the employee share purchase plan, Common Share dividends declared during the year ended December 31, 2019, of $34 million (2018 — $34 million) were to be reinvested in Common Shares acquired by the trustee from Treasury, with no discount applicable prior to October 1, 2019; subsequent to that date, a discount was applicable, as set out in Note 13(b).

(d)         Share option awards

General

We use share option awards as a form of retention and incentive compensation. We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period). The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting.

The weighted average fair value of share option awards granted is calculated by using the Black-Scholes model (a closed-form option pricing model). The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Common Shares in respect of TELUS Corporation share options and the average historical volatility in the prices of a peer group’s shares in respect of TELUS International (Cda) Inc. share options. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

TELUS Corporation share options

Employees may be granted options to purchase Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. No share option awards were granted in fiscal 2019 or 2018.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

notes to consolidated financial statements

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

	2019		2018
Years ended December 31	Number of share options	Weighted average share option price [2]	Number of share options	Weighted average share option price [2]
Outstanding, beginning of period	326,164	$29.22	740,471	$26.99
Exercised [1]	(323,448)	$29.22	(402,528)	$25.26
Forfeited	(456)	$29.18	(2,046)	$29.19
Expired	(2,260)	$29.18	(9,733)	$23.24
Outstanding, end of period	—	$—	326,164	$29.22

(1)         The total intrinsic value of share option awards exercised for the year ended December 31, 2019, was $6 million (2018 — $8 million), reflecting a weighted average price at the dates of exercise of $48.88 per share (2018 — $46.04 per share). The difference between the number of share options exercised and the number of Common Shares issued (as reflected in the Consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option awards exercised using the net-equity settlement feature.

(2)         See Note 28(b).

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. common shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. common share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% — 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

	2019					2018
	US$ denominated			Canadian $ denominated		US$ denominated			Canadian $ denominated
Years ended December 31	Number of share options	Weighted average share option price [1]		Number of share options	Share option price [2]	Number of share options	Weighted average share option price		Number of share options	Share option price
Outstanding, beginning of period	858,735	US$	29.83	53,832	$21.36	748,626	US$	30.12	53,832	$21.36
Granted	137,885	US$	38.09	—	$—	111,281	US$	27.81	—	$—
Forfeited	—	US$	—	—	$—	(1,172)	US$	27.70	—	$—
Outstanding, end of period	996,620	US$	31.11	53,832	$21.36	858,735	US$	29.83	53,832	$21.36

(1)          The range of share option prices is US$21.90 — US$40.26 per TELUS International (Cda) Inc. equity share and the weighted average remaining contractual life is 7.7 years.

(2)          The weighted average remaining contractual life is 6.5 years.

15          employee future benefits

We have a number of defined benefit and defined contribution plans that provide pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2019 and 2018, all registered defined benefit pension plans were closed to substantially all new participants and substantially all benefits had vested. The benefit plans in which our employees are participants reflect developments in our corporate history.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total defined benefit obligation accrued. The plan contains a supplemental benefit account that may provide indexation of up to 70% of the annual increase in a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years of remuneration in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan, which with certain limited exceptions ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total defined benefit obligation accrued, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose notes to consolidated financial statements

increased and/or enhanced levels of pension benefits above the base level. At an enhanced level of pension benefits, the plan has indexation of 100% of the annual increase in a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total defined benefit obligation accrued. The plan has no indexation and pensionable remuneration is determined by the average of the best four years of remuneration.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual increase in a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration. The plan comprises less than one-tenth of our total defined benefit obligation accrued.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. These plans comprise less than 5% of our total defined benefit obligation accrued.

We have three contributory non-indexed defined benefit pension plans arising from a pre-merger acquisition, which comprise less than 1% of our total defined benefit obligation accrued; these plans ceased accepting new participants in September 1989. During the year ended December 31, 2018, these plans were settled.

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts (the current contract will expire on December 31, 2021), and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan, and we are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2019 and 2018, our contributions comprised a significant proportion of the employer contributions to the union pension plan; similarly, a significant proportion of the plan participants were our active and retired employees.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

We offer three defined contribution pension plans, which are contributory, and these are the pension plans that we sponsor that are available to our non-unionized and certain of our unionized employees. Employees, annually, can generally choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. Generally, we match 100% of the contributions of employees up to 5% of their pensionable earnings and 80% of contributions of employees greater than that. Membership in a defined contribution pension plan is generally voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory and, as at December 31, 2019 and 2018, non-funded, are comprised of a healthcare plan for retired employees and a life insurance plan, both of which ceased accepting new participants on January 1, 1997.

notes to consolidated financial statements

(a)         Defined benefit pension plans — funded status overview

Information concerning our defined benefit pension plans, in aggregate, is as follows:

As at December 31 (millions)	2019	2018
PRESENT VALUE OF THE DEFINED BENEFIT OBLIGATIONS
Balance, beginning of year	$8,723	$9,419
Current service cost	91	108
Past service cost	—	1
Interest expense	335	318
Actuarial loss (gain) arising from:
Demographic assumptions	20	(62)
Financial assumptions	984	(588)
Settlements	—	(16)
Benefits paid	(469)	(457)
Balance, end of year	9,684	8,723
PLAN ASSETS
Fair value, beginning of year	9,043	9,195
Return on plan assets
Notional interest income on plan assets at discount rate	344	306
Actual return on plan assets (less than) greater than discount rate	408	(51)
Settlements	—	(16)
Contributions
Employer contributions (d)	41	52
Employees’ contributions	19	20
Benefits paid	(469)	(457)
Administrative fees	(6)	(6)
Fair value, end of year	9,380	9,043
Effect of asset ceiling limit
Beginning of year	(263)	(110)
Change	142	(153)
End of year	(121)	(263)
Fair value of plan assets at end of year, net of asset ceiling limit	9,259	8,780
FUNDED STATUS — PLAN SURPLUS (DEFICIT)	$(425)	$57

The measurement date used to determine the plan assets and defined benefit obligations accrued was December 31.

(b)   Defined benefit pension plans — details

Expense

Our defined benefit pension plan expense (recovery) was as follows:

Years ended December 31 (millions)	2019				2018
Recognized in	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total	Employee benefits expense (Note 8)	Financing costs (Note 9)	Other comp. income (Note 11)	Total
Current service cost	$72	$—	$—	$72	$88	$—	$—	$88
Past service costs	—	—	—	—	1	—	—	1
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	335	—	335	—	318	—	318
Return, including interest income, on plan assets [1]	—	(344)	(408)	(752)	—	(306)	51	(255)
Interest effect on asset ceiling limit	—	10	—	10	—	4	—	4
	—	1	(408)	(407)	—	16	51	67
Administrative fees	6	—	—	6	6	—	—	6
Re-measurements arising from:
Demographic assumptions	—	—	20	20	—	—	(62)	(62)
Financial assumptions	—	—	984	984	—	—	(588)	(588)
	—	—	1,004	1,004	—	—	(650)	(650)
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	(152)	(152)	—	—	149	149
	$78	$1	$444	$523	$95	$16	$(450)	$(339)

(1)   The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

notes to consolidated financial statements

Disaggregation of defined benefit pension plan funding status

Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of defined benefit pension plan surpluses and deficits at year-end is as follows:

As at December 31 (millions)	2019				2018
	Defined benefit obligations accrued	Plan assets	Difference (Notes 20, 27)	PBSR solvency position [1]	Defined benefit obligations accrued	Plan assets	Difference (Notes 20, 27)	PBSR solvency position [1]
Pension plans that have plan assets in excess of defined benefit obligations accrued	$8,277	$8,432	$155	$626	$7,479	$7,982	$503	$460
Pension plans that have defined benefit obligations accrued in excess of plan assets Funded	1,167	827	(340)	(58)	1,038	798	(240)	(59)
Unfunded	240	—	(240)	N/A [2]	206	—	(206)	N/A [2]
	1,407	827	(580)	(58)	1,244	798	(446)	(59)
	$9,684	$9,259	$(425)	$568	$8,723	$8,780	$57	$401
Defined benefit obligations accrued owed to:
Active members	$2,184				$1,960
Deferred members	513				469
Pensioners	6,987				6,294
	$9,684				$8,723

(1)         The Office of the Superintendent of Financial Institutions, by way of the Pension Benefits Standards Regulations, 1985 (PBSR) (see (d)), requires that a solvency valuation be performed on a periodic basis. The actual PBSR solvency positions are determined in conjunction with mid-year annual funding reports prepared by actuaries (see (d)); as a result, the PBSR solvency positions in this table as at December 31, 2019 and 2018, are interim estimates and updated estimates, respectively. The interim estimate as at December 31, 2018, was a net surplus of $276.

Interim estimated solvency ratios as at December 31, 2019, ranged from 98% to 112% (2018 — updated estimate is 97% to 109%; interim estimate was 94% to 106%) and the estimated three-year average solvency ratios, adjusted as required by the PBSR, ranged from 98% to 109% (2018 — updated estimate is 96% to 107%; interim estimate was 95% to 106%).

The solvency valuation effectively uses the fair value (excluding any asset ceiling limit effects) of the funded defined benefit pension plan assets (adjusted for theoretical wind-up expenses) to measure the solvency assets. Although the defined benefit obligations accrued and the solvency liabilities are calculated similarly, the assumptions used for each differ, primarily in respect of retirement ages and discount rates, and the solvency liabilities, due to the required assumption that each plan is terminated on the valuation date, do not reflect assumptions about future compensation levels. Relative to the experience-based estimates of retirement ages used for purposes of determining the defined benefit obligations accrued, the minimum no-consent retirement age used for solvency valuation purposes may result in either a greater or lesser pension liability, depending upon the provisions of each plan. The solvency positions in this table reflect composite weighted average discount rates of 3.00% (2018 — 3.24%). A hypothetical decrease of 25 basis points in the composite weighted average discount rate would result in a $295 decrease in the PBSR solvency position as at December 31, 2019 (2018 — $303); these sensitivities are hypothetical, should be used with caution, are calculated without changing any other assumption and generally cannot be extrapolated because changes in amounts may not be linear.

(2)         PBSR solvency position calculations are not required for the three pre-merger, acquisition-related pension plans that were settled in the year ended December 31, 2018, or for the non-registered, unfunded pension plans.

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
	Total		Quoted prices in active markets for identical items		Other
As at December 31 (millions)	2019	2018	2019	2018	2019	2018
Asset class
Equity securities
Canadian	$979	$1,048	$787	$821	$192	$227
Foreign	2,405	1,943	663	581	1,742	1,362
Debt securities
Issued by national, provincial or local governments	1,698	1,494	1,519	1,369	179	125
Corporate debt securities	1,628	1,243	—	—	1,628	1,243
Asset-backed securities	30	30	—	—	30	30
Commercial mortgages	1,012	1,631	—	—	1,012	1,631
Cash, cash equivalents and other	621	338	21	8	600	330
Real estate	1,007	1,316	—	—	1,007	1,316
	9,380	9,043	$2,990	$2,779	$6,390	$6,264
Effect of asset ceiling limit	(121)	(263)
	$9,259	$8,780

notes to consolidated financial statements

As at December 31, 2019, pension benefit trusts that we administered held no TELUS Corporation Common Shares and held debt of TELUS Corporation with a fair value of approximately $2 million (2018 — $2 million) (see (c) — Allowable and prohibited investment types). As at December 31, 2019 and 2018, pension benefit trusts that we administered did not lease real estate to us.

Future benefit payments

Estimated future benefit payments from our defined benefit pension plans, calculated as at December 31, 2019, are as follows:

Years ending December 31 (millions)
2020	$463
2021	471
2022	475
2023	479
2024	484
2025-2029	2,473

(c)          Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk by specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each plan’s required Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the designated governing body. The SIPP guidelines and limits are further governed by the permitted investments and lending limits set out in the Pension Benefits Standards Regulations, 1985. As well as conventional investments, each fund’s SIPP may provide for the use of derivative products to facilitate investment operations and to manage risk, provided that no short position is taken and no guidelines and limits established in the SIPP are violated. Internally and externally managed funds are not permitted to directly invest in our securities and are prohibited from increasing grandfathered investments in our securities; any such grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, our predecessors.

Diversification

Our strategy for investments in equity securities is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20% — 30% of total plan assets) of the plans’ investment in equity securities is allocated to foreign equity securities with the intent of further diversifying plan assets. Debt securities may include a meaningful allocation to mortgages, with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix, as well as fixed income securities and mortgages with durations that differ from those of the benefit obligations.

As at December 31, 2019, the present value-weighted average timing of estimated cash flows for the obligations (duration) of the defined benefit pension plans was 13.7 years (2018 — 13.0 years) and of the other defined benefit plans was 6.2 years (2018 — 6.4 years). Compensation for liquidity issues that may otherwise have arisen from the mismatching of plan assets and benefit obligations is provided by broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from those diversified investment holdings.

notes to consolidated financial statements

Asset allocations

Our defined benefit pension plans’ target asset allocations and actual asset allocations are as follows:

	Target allocation	Percentage of plan assets at end of year
Years ended December 31	2020	2019	2018
Equity securities	25-55%	36%	33%
Debt securities	40-75%	53%	52%
Real estate	10-30%	11%	15%
Other	0-15%	—	—
		100%	100%

(d)         Employer contributions

The determination of the minimum funding amounts necessary for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•                  Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities on a projected benefit basis.

•                  As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s average solvency liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. So as to manage the risk of overfunding the plans, which results from the solvency valuation for funding purposes utilizing average solvency ratios, our funding may include the provision of letters of credit. As at December 31, 2019, undrawn letters of credit in the amount of $173 million (2018 — $174 million) secured certain obligations of the defined benefit pension plans, including non-registered unfunded plans.

Our best estimate of fiscal 2020 employer contributions to our defined benefit plans is approximately $46 million for defined benefit pension plans. This estimate is based upon the mid-year 2019 annual funding valuations that were prepared by actuaries using December 31, 2018, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2020.

(e)          Assumptions

As referred to in Note 1(b), management is required to make significant estimates related to certain actuarial and economic assumptions that are used in determining defined benefit pension costs, defined benefit obligations accrued and pension plan assets. These significant estimates are of a long-term nature, consistent with the nature of employee future benefits.

Demographic assumptions

In determining the defined benefit pension expense recognized in net income for the years ended December 31, 2019 and 2018, we utilized the Canadian Institute of Actuaries CPM 2014 mortality tables.

Financial assumptions

The discount rate, which is used to determine a plan’s defined benefit obligations accrued, is based upon the yield on long-term, high-quality, fixed-term investments, and is set annually. The rate of future increases in compensation is based upon current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and used in measuring our defined benefit obligations accrued are as follows:

	2019	2018
Discount rate [1] used to determine:
Net benefit costs for the year ended December 31	3.90%	3.40%
Defined benefit obligations accrued as at December 31	3.10%	3.90%
Current service cost in subsequent fiscal year	3.20%	4.00%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	2.80%	2.70%
Defined benefit obligations accrued as at December 31	2.90%	2.80%

(1)         The discount rate disclosed in this table reflects the computation of an average discount rate that replicates the timing of the obligation cash flows.

notes to consolidated financial statements

Sensitivity of key assumptions

The sensitivity of our key assumptions for our defined benefit pension plans was as follows:

Years ended, or as at, December 31	2019		2018
Increase (decrease) (millions)	Change in obligations	Change in expenses	Change in obligations	Change in expenses
Sensitivity of key demographic assumptions to an increase of one year [1] in life expectancy	$297	$9	$242	$11
Sensitivity of key financial assumptions to a hypothetical decrease of 25 basis points [1] in:
Discount rate	$342	$13	$292	$16
Rate of future increases in compensation	$(32)	$(4)	$(27)	$(3)

(1)         These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a variation in assumptions of one year or 25 basis points generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligations or change in expenses is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in the discount rate may result in changes in expectations about the rate of future increases in compensation), which might magnify or counteract the sensitivities.

(f)           Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2019	2018
Union pension plan and public service pension plan contributions	$22	$22
Other defined contribution pension plans	70	66
	$92	$88

We expect that our 2020 union pension plan and public service pension plan contributions will be approximately $25 million.

(g)         Other defined benefit plans

For the year ended December 31, 2019, other defined benefit plan current service cost was $2 million (2018 — $NIL), financing cost was $NIL (2018 — $1 million) and other re-measurements recorded in other comprehensive income were $4 million (2018 — $2 million). Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2019, are $1 million annually for the five-year period from 2020 to 2024 and $5 million for the five-year period from 2025 to 2029.

16          restructuring and other costs

(a)         Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity, as well as significant litigation costs in respect of losses or settlements, and adverse retrospective regulatory decisions.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring (b)		Other (c)		Total
Years ended December 31 (millions)	2019	2018	2019	2018	2019	2018
Goods and services purchased	$56	$52	$9	$129	$65	$181
Employee benefits expense	63	126	6	10	69	136
	$119	$178	$15	$139	$134	$317

(b)         Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2019, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)          Other

During the year ended December 31, 2019, incremental external costs were incurred in connection with business acquisition activity. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs. As well, in fiscal 2018, we fundamentally transformed our operating model in respect of our philanthropic giving. We made an initial donation to the TELUS Friendly Future Foundation of $100 million of TELUS Corporation Common Shares and committed to subsequent donations of $18 million.

notes to consolidated financial statements

17          property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
As at January 1, 2018		$28,724	$3,077	$1,095	$48	$655	$33,599
Additions [1]		1,039	27	37	—	1,265	2,368
Additions arising from business acquisitions		4	13	9	—	—	26
Dispositions, retirements and other		(767)	56	(52)	—	—	(763)
Assets under construction put into service		956	100	85	—	(1,141)	—
As at December 31, 2018		$29,956	$3,273	$1,174	$48	$779	$35,230
As at January 1, 2019
As previously reported		$29,956	$3,273	$1,174	$48	$779	$35,230	$—	$—	$—	$—	$35,230
IFRS 16, Leases transitional amount 2(c)		—	—	—	—	—		—	1,011	30	1,041	1,041
Reclassification arising from implementation of IFRS 16		(101)	—	(1)	—	—	(102)	101	—	1	102	—
As adjusted		29,855	3,273	1,173	48	779	35,128	101	1,011	31	1,143	36,271
Additions [1]		1,073	42	84	—	1,217	2,416	219	274	16	509	2,925
Additions arising from business acquisitions	18(b)	127	3	12	—	—	142	—	12	11	23	165
Dispositions, retirements and other		(644)	(125)	(48)	—	—	(817)	(101)	(18)	2	(117)	(934)
Assets under construction put into service		1,302	121	152	—	(1,575)	—	—	—	—	—	—
Net foreign exchange differences		—	—	—	—	—	—	—	(12)	—	(12)	(12)
As at December 31, 2019		$31,713	$3,314	$1,373	$48	$421	$36,869	$219	$1,267	$60	$1,546	$38,415
ACCUMULATED DEPRECIATION
As at January 1, 2018		$19,638	$1,884	$709	$—	$—	$22,231
Depreciation		1,431	115	123	—		1,669
Dispositions, retirements and other		(769)	51	(43)	—	—	(761)
As at December 31, 2018		$20,300	$2,050	$789	$—	$—	$23,139
As at January 1, 2019
As previously reported		$20,300	$2,050	$789	$—	$—	$23,139	$—	$—	$—	$—	$23,139
Reclassification arising from implementation of IFRS 16		(1)	—	—	—	—	(1)	1	—	—	1	—
As adjusted		20,299	2,050	789	—	—	23,138	1	—	—	1	23,139
Depreciation [2]		1,473	120	135	—	—	1,728	13	177	11	201	1,929
Dispositions, retirements and other		(712)	(118)	(49)	—	—	(879)	(8)	(3)	5	(6)	(885)
As at December 31, 2019		$21,060	$2,052	$875	$—	$—	$23,987	$6	$174	$16	$196	$24,183
NET BOOK VALUE
As at December 31, 2018		$9,656	$1,223	$385	$48	$779	$12,091	$—	$—	$—	$—	$12,091
As at December 31, 2019		$10,653	$1,262	$498	$48	$421	$12,882	$213	$1,093	$44	$1,350	$14,232

(1)         For the year ended December 31, 2019, additions include $153 (2018 — $(15)) in respect of asset retirement obligations (see Note 25).

(2)         For the year ended December 31, 2019, depreciation includes $5 in respect of impairment of real estate right-of-use lease assets.

As at December 31, 2019, our contractual commitments for the acquisition of property, plant and equipment totalled $136 million over a period ending December 31, 2022 (2018 — $148 million over a period ending December 31, 2022).

notes to consolidated financial statements

18          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Customer contracts, related customer relationships and subscriber base [1]	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [2]	Total intangible assets and goodwill
AT COST
As at January 1, 2018	$558	$4,667	$97	$344	$5,666	$8,693	$14,359	$4,600	$18,959
Additions	—	69	5	582	656	1	657	—	657
Additions arising from business acquisitions [1]	197	19	—	—	216	—	216	470	686
Dispositions, retirements and other	(138)	(248)	1	—	(385)	—	(385)	—	(385)
Assets under construction put into service	—	585	—	(585)	—	—	—	—	—
Net foreign exchange differences	(1)	—	—	—	(1)	—	(1)	41	40
As at December 31, 2018	616	5,092	103	341	6,152	8,694	14,846	5,111	19,957
Additions	—	60	8	592	660	1,217	1,877	—	1,877
Additions arising from business acquisitions (b)	453	173	—	—	626	—	626	617	1,243
Dispositions, retirements and other (including capitalized interest (see Note 9))	(29)	(166)	24	—	(171)	26	(145)	—	(145)
Assets under construction put into service	—	679	—	(679)	—	—	—	—	—
Net foreign exchange differences	(8)	—	—	—	(8)	—	(8)	(33)	(41)
As at December 31, 2019	$1,032	$5,838	$135	$254	$7,259	$9,937	$17,196	$5,695	$22,891
ACCUMULATED AMORTIZATION
As at January 1, 2018	$310	$3,330	$61	$—	$3,701	$—	$3,701	$364	$4,065
Amortization	56	538	4	—	598	—	598	—	598
Dispositions, retirements and other	(140)	(247)	—	—	(387)	—	(387)	—	(387)
As at December 31, 2018	226	3,621	65	—	3,912	—	3,912	364	4,276
Amortization	70	573	5	—	648	—	648	—	648
Dispositions, retirements and other	(11)	(166)	1	—	(176)	—	(176)	—	(176)
As at December 31, 2019	$285	$4,028	$71	$—	$4,384	$—	$4,384	$364	$4,748
NET BOOK VALUE
As at December 31, 2018	$390	$1,471	$38	$341	$2,240	$8,694	$10,934	$4,747	$15,681
As at December 31, 2019	$747	$1,810	$64	$254	$2,875	$9,937	$12,812	$5,331	$18,143

(1)         Amounts for customer contracts, related customer relationships and subscriber base, and goodwill arising from business acquisitions for the year ended December 31, 2018, have been adjusted, as set out in (c).

(2)         Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

notes to consolidated financial statements

As at December 31, 2019, our contractual commitments for the acquisition of intangible assets totalled $45 million over a period ending December 31, 2024 (2018 — $48 million over a period ending December 31, 2021).

Innovation, Science and Economic Development Canada’s 600 MHz auction occurred during the period from March 14, 2019, through April 4, 2019. We were the successful auction participant on 12 spectrum licences for a total purchase price of $931 million.

During the quarter ended September 30, 2019, we obtained the use of certain AWS-4 spectrum licences from the original licensee and have accounted for them as intangible assets with indefinite lives; such subordination of licences has been approved by Innovation, Science and Economic Development Canada. The terms of payment for the obtained spectrum licences are such that the amounts owed to the original licensee are accounted for as a long-term financial liability, as set out in Note 26(g).

(b)         Business acquisitions

See Note 2(b) for changes to IFRS-IASB that are not yet effective and have not yet been applied.

Telecommunications business

On January 14, 2019, we acquired a telecommunications business that is complementary to our existing lines of business, for consideration consisting of cash and accounts payable and accrued liabilities of $75 million and TELUS Corporation Common Shares of $38 million. The investment was made with a view to growing our managed network, cloud, security and unified communications services.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). A portion of the amount assigned to goodwill is expected to be deductible for income tax purposes.

Smart data solutions business

On August 12, 2019, for consideration consisting of cash and accounts payable and accrued liabilities of $135 million, we acquired a business that is complementary to, and with a view to growing, our existing information technology solutions business.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). Not all of the amount assigned to goodwill is expected to be deductible for income tax purposes.

ADT Security Services Canada, Inc.

On November 5, 2019, we acquired the customers, assets and operations of ADT Security Services Canada, Inc., a business that is complementary to our existing lines of business. The investment was made with a view to leveraging our telecommunications infrastructure and expertise to continue to enhance connected home, business, security and health services for our customers.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Individually immaterial transactions

During the year ended December 31, 2019, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacities of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

notes to consolidated financial statements

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	Telecommunications business	Smart data solutions business [1]	ADT Security Services Canada, Inc. [1]	Individually immaterial transactions [1]	Total
Assets
Current assets
Cash	$2	$7	$8	$6	$23
Accounts receivable [2]	6	6	11	10	33
Other	1	1	6	—	8
	9	14	25	16	64
Non-current assets
Property, plant and equipment
Owned assets	6	—	93	43	142
Right-of-use lease assets	2	6	11	4	23
Intangible assets subject to amortization [3]	41	91	326	168	626
Other	—	—	3	—	3
	49	97	433	215	794
Total identifiable assets acquired	58	111	458	231	858
Liabilities
Current liabilities
Short-term borrowings	—	—	—	1	1
Accounts payable and accrued liabilities	21	4	32	12	69
Advance billings and customer deposits	4	6	14	5	29
Current maturities of long-term debt	—	2	4	1	7
	25	12	50	19	106
Non-current liabilities
Long-term debt	2	4	7	6	19
Other long-term liabilities	—	4	15	1	20
Deferred income taxes	5	9	48	7	69
	7	17	70	14	108
Total liabilities assumed	32	29	120	33	214
Net identifiable assets acquired	26	82	338	198	644
Goodwill	87	53	345	132	617
Net assets acquired	$113	$135	$683	$330	$1,261
Acquisition effected by way of:
Cash consideration	$63	$116	$683	$254	$1,116
Accounts payable and accrued liabilities	12	19	—	32	63
Issue of TELUS Corporation Common Shares	38	—	—	34	72
Pre-existing relationship effectively settled	—	—	—	10	10
	$113	$135	$683	$330	$1,261

(1)         The purchase price allocation, primarily in respect of customer contracts, related customer relationships and leasehold interests and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we do not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.

(2)         The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(3)         Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 8-10 years; software is expected to be amortized over a period of 4-10 years.

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2019 year.

notes to consolidated financial statements

Year ended December 31, 2019 (millions except per share amounts)	Note	As reported [1]	Pro forma [2]
Operating revenues		$14,658	$14,980
Net income		$1,776	$1,755
Net income per Common Share	28(b)
Basic		$2.90	$2.87
Diluted		$2.90	$2.87

(1)         Operating revenues and net income for the year ended December 31, 2019, include: $39 and $8, respectively, in respect of the telecommunications business; $19 and $(3), respectively, in respect of the smart data solutions business; and $40 and $(5), respectively, in respect of ADT Security Services Canada, Inc.

(2)         Pro forma amounts for the year ended December 31, 2019, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the period presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)          Business acquisition — prior period

In 2018, we acquired Medisys Health Group Inc., a business that is complementary to our existing lines of healthcare business. As at December 31, 2018, the purchase price allocation had not been finalized. During the six-month period ended June 30, 2019, preliminary acquisition-date values assigned for customer relationships, goodwill, advance billings and customer deposits, other long-term liabilities and deferred income taxes were increased (decreased) by $(22 million), $14 million, $3 million, $(7 million) and $(4 million), respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the acquisition date.

(d)         Business acquisition — subsequent to reporting period

Competence Call Center

On December 4, 2019, we announced that we had entered into an agreement to acquire 100% of Competence Call Center for approximately $1.3 billion (€915 million), less debt assumed and subject to customary closing conditions, including regulatory approvals. Competence Call Center, which will be consolidated with our TELUS International (Cda) Inc. subsidiary, is a provider of higher-value-added business services with a focus on customer relationship management and content moderation. Subsequently, the requisite regulatory approvals were obtained and the transaction closed on January 31, 2020.

As of February 13, 2020, our initial estimates of acquisition-date fair values are as set out following:

Preliminary estimates[1] of acquisition-date fair values (billions)
Assets
Intangible assets	$0.7
Goodwill	0.8

$1.5
Liabilities and consideration
Net debt	$0.2
Deferred income taxes	0.2
0.4
Consideration
Cash [2]	1.1
$1.5

(1)         As is customary in a business acquisition transaction, until the time of acquisition of control, we do not have full access to the books and records of the acquired business. Upon having sufficient time to review the books and records of the acquired business, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust the provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

(2)         Concurrent with this business acquisition, for both the purchase of shares and to advance funds to repay third-party debt, our TELUS International (Cda) Inc. subsidiary drew an incremental $1.0 on its credit facility (as described further in Note 26(f)) and issued shares of itself to non-controlling interests for cash consideration of approximately $0.2.

(e)          Intangible assets with indefinite lives — spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Innovation, Science and Economic Development Canada, which are used for the provision of both mobile and fixed wireless services. The spectrum licence policy terms indicate that the spectrum licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of our assessment of the combination of these notes to consolidated financial statements

significant factors, we currently consider our spectrum licences to have indefinite lives and, as referred to in Note 1(b), this represents a significant judgment for us.

(f)           Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(f), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and, as referred to in Note 1(b), this test represents a significant estimate for us, while also requiring significant judgments to be made. Also as referred to in Note 1(b), effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations and this reflects a concurrent redetermination of cash-generating units; although the future annual testing will commensurately change to reflect this redetermination, the December 2019 and December 2018 annual tests reflect the historical distinction.

The carrying values allocated to intangible assets with indefinite lives and goodwill are set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2019	2018	2019	2018 [1]	2019	2018
Wireless	$9,937	$8,694	$2,890	$2,861	$12,827	$11,555
Wireline	—	—	2,441	1,886	2,441	1,886
	$9,937	$8,694	$5,331	$4,747	$15,268	$13,441

(1)         The goodwill balance for wireline as at December 31, 2018, has been adjusted, as set out in (c).

The recoverable amounts of the cash-generating units’ assets have been determined based on a fair value less costs of disposal calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the necessity of making key economic assumptions about the future. Recoverable amounts based on fair value less costs of disposal calculations are categorized as Level 3 fair value measures.

We validate our recoverable amount calculation results through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market value.

Key assumptions

The fair value less costs of disposal calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections (including judgments about the allocation of future capital expenditures to support both wireless and wireline operations); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future generational infrastructure capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates of market amounts. In the normal course, we make changes to key assumptions so that they reflect current (at time of test) economic conditions, updates of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

The key assumptions for cash flow projections are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2019 annual impairment test purposes, at a consolidated post-tax notional rate of 7.0% (2018 — 7.0%). For impairment testing valuations, cash flows subsequent to the three-year projection period are extrapolated, for December 2019 annual impairment test purposes, using perpetual growth rates of 2.00% (2018 — 2.00%) for each of the wireless cash-generating unit and the wireline cash-generating unit; these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts of our cash-generating units is based would not cause the cash-generating units’ carrying values (including the intangible assets with indefinite lives and the goodwill allocated to each cash-generating unit) to exceed their recoverable amounts. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

notes to consolidated financial statements

Sensitivity testing

Sensitivity testing was conducted as a part of the December 2019 annual impairment test, a component of which was hypothetical changes in the future weighted average cost of capital. Stress testing included a scenario of moderate declines in annual cash flows with all other assumptions being held constant; under this scenario, we would be able to recover the carrying values of our intangible assets with indefinite lives and goodwill for the foreseeable future.

19          leases

See Note 2(a) for details of significant changes to IFRS-IASB that have been applied effective January 1, 2019.

We have the right of use of land, buildings and equipment under leases. Most of our leases for real estate that we use for office, retail or network (including wireless site) purposes typically have options to extend the lease terms, which we use to protect our investment in leasehold improvements (including wireless site equipment), to mitigate relocation risk and/or which reflect the importance of the underlying real estate right-of-use lease assets to our operations. Judgments about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Our judgment in respect of lease terms for leased real estate utilized in connection with our telecommunications infrastructure, more so than for any other right-of-use lease assets, routinely includes periods covered by options to extend the lease terms, as we are reasonably certain that we will extend such leases.

In the normal course of operations, there are future non-executory cash outflows in respect of leases to which we are potentially exposed and which are not included in our lease liabilities as at the reporting date. A significant, and increasing, portion of our wireless site lease payments have consumer price index-based price adjustments and such adjustments result in future periodic re-measurements of the lease liabilities with commensurate adjustments to the associated real estate right-of-use lease assets (and associated future depreciation amounts); these adjustments would represent our current variable lease payments. As well, we routinely and necessarily commit to leases that have not yet commenced.

As mandated by Innovation, Science and Economic Development Canada, telecommunications companies are obligated to allow, on their real estate assets owned, on their real estate right-of-use lease assets and/or on their owned-equipment situated on real estate right-of-use lease assets, competitors to co-locate telecommunications infrastructure equipment. Of our real estate right-of-use lease assets used for purposes of situating telecommunications infrastructure equipment, approximately one-fifth have subleases that we, as lessor, account for as operating leases.

Maturity analyses of our lease liabilities are set out in Note 4(c) and Note 26(i); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

Years ended December 31 (millions)	2019	2018
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues	$18	$18
Lease payments	$400	$280

20          other long-term assets

As at December 31 (millions)	Note	2019	2018
Pension assets	15(b)	$155	$503
Unbilled customer finance receivables	4(b)	225	47
Derivative assets	4(h)	76	54
Costs incurred to obtain or fulfill a contract with a customer		109	110
Real estate joint venture advances	21(b)	104	69
Investment in real estate joint ventures	21(b)	3	5
Portfolio investments [1]		110	70
Prepaid maintenance		55	55
Other		82	73
		$919	$986

(1)         Fair value measured at reporting date using significant other observable inputs (Level 2).

notes to consolidated financial statements

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

	2019			2018
	Costs incurred to			Costs incurred to
Years ended December 31 (millions)	Obtain contracts with customers	Fulfill contracts with customers	Total	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$356	$15	$371	$329	$11	$340
Additions	288	4	292	313	8	321
Amortization	(300)	(5)	(305)	(286)	(4)	(290)
Balance, end of period	$344	$14	$358	$356	$15	$371
Current [1]	$243	$6	$249	$256	$5	$261
Non-current	101	8	109	100	10	110
	$344	$14	$358	$356	$15	$371

(1)   Presented on the Consolidated statements of financial position in prepaid expenses.

21          real estate joint ventures and investment in associate

(a)         General

Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2020, is to be built to the LEED Platinum standard.

In 2011, we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. TELUS is a tenant in TELUS Garden, which is now our global headquarters. During the year ended December 31, 2018, the real estate joint venture sold the income-producing properties and the related net assets.

Associate

On January 13, 2020, for cash consideration of approximately $73 million, we acquired a 28% basic equity interest in Miovision Technologies Incorporated, an associate that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate concurrent with obtaining the newly acquired equity interest.

(b)         Real estate joint ventures

Summarized financial information

As at December 31 (millions)	2019	2018
ASSETS
Current assets
Cash and temporary investments, net	$15	$11
Escrowed deposits	—	4
Other	18	2
	33	17
Non-current assets
Investment property under development	318	256
Other	2	—
	320	256

	$353	$273

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$25	$19
Construction holdback liabilities	15	15
	40	34
Non-current liabilities
Construction credit facilities	312	207
Other	3	—
	315	207
	355	241
Owners’ equity
TELUS [1]	1	13
Other partners	(3)	19
	(2)	32
	$353	$273

(1)         The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

notes to consolidated financial statements

Years ended December 31 (millions)	2019	2018
Revenue
From investment property	$—	$21
Other operating income	$—	$345
Depreciation and amortization	$—	$5
Interest expense [1]	$—	$6
Net income (loss) and comprehensive income (loss) [2]	$(29)	$322

(1)         During the year ended December 31, 2019, the real estate joint venture capitalized $12 (2018 — $8) of financing costs.

(2)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

	2019			2018
Years ended December 31 (millions)	Loans and receivables [1]	Equity, net [2]	Total	Loans and receivables [1]	Equity, net [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$(4)	$(4)	$—	$171	$171
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us and other (Note 7)	4	—	4	3	—	3
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	35	—	35	22	—	22
Financing costs paid to us	(4)	—	(4)	(3)	—	(3)
Funds repaid to us and earnings distributed	—	(3)	(3)	—	(181)	(181)
Net increase (decrease)	35	(7)	28	22	(10)	12
Real estate joint ventures carrying amounts
Balance, beginning of period	69	5	74	47	15	62
Balance, end of period	$104	$(2)	$102	$69	$5	$74

(1)         Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities.

(2)         We account for our interests in the real estate joint ventures using the equity method of accounting. As at December 31, 2019, we had recorded equity losses in excess of our recorded equity investment in respect of one of the real estate joint ventures; such resulting balance has been included in long-term liabilities (Note 27).

(3)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019. Prior to the sale of the TELUS Garden income-producing properties, during the year ended December 31, 2018, the TELUS Garden real estate joint venture recognized $7 million of revenue from our TELUS Garden office tenancy; of this amount, one-half was due to our economic interest in the real estate joint venture and one-half was due to our partner’s economic interest in the real estate joint venture.

Real estate joint ventures commitments and contingent liabilities

Construction commitments

The TELUS Sky real estate joint venture is expected to spend a total of approximately $450 million (2018 — $400 million) on the construction of a mixed-use tower. As at December 31, 2019, the real estate joint venture’s construction-related contractual commitments were approximately $37 million through to 2020 (2018 — $35 million through to 2019).

Construction credit facility

The TELUS Sky real estate joint venture has a credit agreement, maturing August 31, 2021, with Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facility contains customary real estate construction financing representations, warranties and covenants and is secured by demand debentures constituting first fixed and floating notes to consolidated financial statements

charge mortgages over the underlying real estate assets. The construction credit facility is available by way of bankers’ acceptance or prime loan and bears interest at rates in line with similar construction financing facilities.

As at December 31 (millions)	Note	2019	2018
Construction credit facility commitment — TELUS Corporation
Undrawn	4(c)	$10	$45
Advances		104	69
		114	114
Construction credit facility commitment — other		228	228
		$342	$342

22          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (2018 — $500 million). The term of this revolving-period securitization agreement ends December 31, 2021, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (2018 — BB) from DBRS Limited or the securitization trust may require the sale program to be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2019, we had sold to the trust (but continued to recognize) trade receivables of $124 million (2018 — $120 million). Short-term borrowings of $100 million (2018 — $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

As at December 31, 2019, TELUS Corporation has received a commitment letter for a $750 million unsecured, single-drawdown, non-revolving credit facility, maturing one year from the completion of documentation, which is to be used for general corporate purposes. The facility will be available upon completion of documentation and satisfaction of conditions precedent; once available, we will have 30 days to draw upon the facility, after which time the undrawn committed amount will be cancelled. As at February 13, 2020, documentation had not been completed. The credit facility bears interest at prime rate or bankers’ acceptance rate (as such terms are used or defined in the credit facility), plus applicable margins; representations, warranties and covenants generally will not differ from those of the existing TELUS Corporation credit facility (see Note 26(d)).

The balance of short-term borrowings (if any) is comprised of amounts drawn on our bilateral bank facilities.

23          accounts payable and accrued liabilities

As at December 31 (millions)	2019	2018
Accrued liabilities	$1,091	$1,159
Payroll and other employee-related liabilities	422	429
Restricted share units liability	77	72
	1,590	1,660
Trade accounts payable	892	686
Interest payable	160	157
Other	107	67
	$2,749	$2,570

24          advance billings and customer deposits

As at December 31 (millions)	2019	2018
Advance billings	$522	$538
Deferred customer activation and connection fees	9	10
Customer deposits	14	13
Contract liabilities	545	561
Other	130	95
	$675	$656

notes to consolidated financial statements

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

Years ended December 31 (millions)	Note	2019	2018
Balance, beginning of period		$811	$780
Revenue deferred in previous period and recognized in current period		(648)	(689)
Net additions arising from operations		605	708
Additions arising from business acquisitions	18(b)	33	12
Balance, end of period		$801	$811
Current		$718	$718
Non-current	27
Deferred revenues		70	78
Deferred customer activation and connection fees		13	15
		$801	$811
Reconciliation of contract liabilities presented in the consolidated statements of financial position — current
Gross contract liabilities		$718	$718
Reclassification to contract assets for contracts with contract liabilities less than contract assets		(166)	(154)
Reclassification from contract assets for contracts with contract assets less than contract liabilities		(7)	(3)
		$545	$561

25          provisions

(millions)	Note	Asset retirement obligation	Employee- related	Written put options	Other	Total
As at January 1, 2018		$351	$36	$82	$120	$589
Additions		6	124	184	95	409
Reversal		—	—	(15)	(7)	(22)
Use		(10)	(72)	—	(57)	(139)
Interest effect		(11)	—	10	—	(1)
Effects of foreign exchange, net		—	—	21	—	21
As at December 31, 2018		$336	$88	$282	$151	$857
As at January 1, 2019
As previously reported		$336	$88	$282	$151	$857
IFRS 16, Leases transitional amount	2(c)	—	—	—	(57)	(57)
As adjusted		336	88	282	94	800
Additions		15	64	—	105	184
Reversal		—	—	(17)	(6)	(23)
Use		(5)	(88)	(62)	(69)	(224)
Interest effect [1]		149	—	11	—	160
Effects of foreign exchange, net		—	—	(18)	(1)	(19)
As at December 31, 2019		$495	$64	$196	$123	$878
Current		$11	$59	$191	$27	$288
Non-current		484	5	5	96	590
As at December 31, 2019		$495	$64	$196	$123	$878

(1)         The difference of $138 (2018 — $(22)) between the asset retirement obligation interest effect in this table and the amount included in the amount disclosed in Note 9 is in respect of the change in the discount rates applicable to the provision, such difference being included in the cost of the associated asset(s) by way of being included with (netted against) the additions detailed in Note 17.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

notes to consolidated financial statements

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for written put options are determined based on the net present value of estimated future earnings results and require us to make key economic assumptions about the future. No cash outflows for the written put options are expected prior to their initial exercisability in 2020.

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Other than as set out below, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contingent consideration, contract termination costs and onerous contracts acquired.

26          long-term debt

(a)         Details of long-term debt

As at December 31 (millions)	Note	2019	2018
Senior unsecured
TELUS Corporation senior notes	(b)	$14,479	$12,186
TELUS Corporation commercial paper	(c)	1,015	774
TELUS Communications Inc. debentures	(e)	621	620
Secured
TELUS International (Cda) Inc. credit facility	(f)	431	419
Other	(g)	267	—
		16,813	13,999
Lease liabilities	(h)	1,661	102
Long-term debt		$18,474	$14,101
Current		$1,332	$836
Non-current		17,142	13,265
Long-term debt		$18,474	$14,101

(b)         TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

notes to consolidated financial statements

							Principal face amount						Redemption present value spread
Series	Issued	Maturity	Issue price			Effective interest rate [1]	Originally issued			Outstanding at financial statement date			Basis points		Cessation date
5.05% Notes, Series CH	July 2010	July 2020 [2]		$997.44		5.08%		$1.0 billion		$	NIL		47	[2]	N/A
3.60% Notes, Series CM	November 2013	January 2021		$997.15		3.65%		$400 million			$400 million		35	[3]	N/A
3.20% Notes, Series CO	April 2014	April 2021		$997.39		3.24%		$500 million			$500 million		30	[3]	Mar. 5, 2021
2.35% Notes, Series CT	March 2015	March 2022		$997.31		2.39%		$1.0 billion			$1.0 billion		35.5	[3]	Feb. 28, 2022
3.35% Notes, Series CJ	December 2012	March 2023		$998.83		3.36%		$500 million			$500 million		40	[3]	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024		$994.35		3.41%		$1.1 billion			$1.1 billion		36	[3]	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025		$997.75		3.78%		$800 million			$800 million		38.5	[3]	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026		$992.14		3.84%		$600 million			$600 million		53.5	[3]	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026		$998.73		2.77%		$800 million			$800 million		33	[3]	May 8, 2026
2.80% U.S. Dollar Notes [4]	September 2016	February 2027	US$	991.89		2.89%	US$	600 million		US$	600 million		20	[5]	Nov. 16, 2026
3.70% U.S. Dollar Notes [4]	March 2017	September 2027	US$	998.95		3.71%	US$	500 million		US$	500 million		20	[5]	June 15, 2027
3.625% Notes, Series CX	March 2018	March 2028		$989.49		3.75%		$600 million			$600 million		37	[3]	Dec. 1, 2027
3.30% Notes, Series CY	April 2019	May 2029		$991.75		3.40%		$1.0 billion			$1.0 billion		43.5	[3]	Feb. 2, 2029
3.15% Notes, Series CAA	December 2019	February 2030		$996.49		3.19%		$600 million			$600 million		39.5	[3]	Nov. 19, 2029
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%		$600 million			$600 million		47	[3]	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%		$400 million			$400 million		50	[3]	May 26, 2043
4.85% Notes, Series CP	Multiple [6]	April 2044		$987.91	[6]	4.93%[6]		$500 million	[6]		$900 million	[6]	46	[3]	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%		$400 million			$400 million		51.5	[3]	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%		$500 million			$500 million		60.5	[3]	July 29, 2045
4.70% Notes, Series CW	Multiple [7]	March 2048		$998.06	[7]	4.71%[7]		$325 million	[7]		$475 million	[7]	58.5	[3]	Sept. 6, 2047
4.60% U.S. Dollar Notes [4]	June 2018	November 2048	US$	987.60		4.68%	US$	750 million		US$	750 million		25	[5]	May 16, 2048
4.30% U.S. Dollar Notes [4]	May 2019	June 2049	US$	990.48		4.36%	US$	500 million		US$	500 million		25	[5]	Dec. 15, 2048
3.95% Notes, Series CAB	December 2019	February 2050		$991.54		4.00%		$400 million			$400 million		57.5	[3]	Aug. 16, 2049

(1)             The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.

(2)             On May 31, 2019, we exercised our right to early redeem, on July 23, 2019, $650 million of our 5.05% Notes, Series CH. On July 3, 2019, we exercised our right to early redeem, on August 7, 2019, the remaining $350 million not called for redemption on May 31, 2019. The long-term debt prepayment premium recorded in the three-month period ended September 30, 2019, was $28 million before income taxes.

(3)             The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT, Series CU, Series CV, Series CW, Series CX, Series CY, Series CZ, Series CAA and Series CAB notes, for which it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

(4)             We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

(5)             The redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

(6)             $500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

(7)             $325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued at an issue price of $1,014.11 and an effective interest rate of 4.61% in March 2018.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (2018 — $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at December 31, 2019, we had $1,015 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$781 million), with an effective weighted average interest rate of 2.11%, maturing through April 2020.

notes to consolidated financial statements

(d)         TELUS Corporation credit facility

As at December 31, 2019, TELUS Corporation had an unsecured revolving $2.25 billion bank credit facility, expiring on May 31, 2023, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

The TELUS Corporation credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (as such terms are used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facility.

Continued access to the TELUS Corporation credit facility is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at December 31 (millions)	2019	2018
Net available	$1,235	$1,476
Backstop of commercial paper	1,015	774
Gross available	$2,250	$2,250

We had $184 million of letters of credit outstanding as at December 31, 2019 (2018 — $184 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility.

We had arranged $880 million of incremental letters of credit to allow us to participate in the Innovation, Science and Economic Development Canada 600 MHz wireless spectrum auction that was held in March-April 2019, as discussed further in Note 18(a). Concurrent with funding the purchase of the spectrum licences, these incremental letters of credit were extinguished.

(e)          TELUS Communications Inc. debentures

The Series 3 and 5 Debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990. The Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995.

				Principal face amount		Redemption present value spread
Series [1]	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	Basis points
10.65% Debentures, Series 3	June 1991	June 2021	$998.00	$175 million	$175 million	N/A (non-redeemable)
9.65% Debentures, Series 5 [2]	April 1992	April 2022	$972.00	$150 million	$249 million	N/A (non-redeemable)
8.80% Debentures, Series B	September 1995	September 2025	$995.10	$200 million	$200 million	15 [3]

(1)         Interest is payable semi-annually.

(2)         Series 4 Debentures were exchangeable, at the holder’s option, effective on April 8 of any year during the four-year period from 1996 to 1999, for Series 5 Debentures; $99 million of Series 4 Debentures were exchanged for Series 5 Debentures.

(3)         At any time prior to the maturity date set out in the table, the debentures are redeemable at our option, in whole at any time, or in part from time to time, on not less than 30 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the debentures discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The debentures became obligations of TELUS Communications Inc. pursuant to an amalgamation on January 1, 2001, are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and an interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)           TELUS International (Cda) Inc. credit facility

As at December 31, 2019, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets and expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is comprised of a US$350 million (2018 — US$350 million) revolving component and an amortizing US$120 million (2018 — US$120 million) term loan component. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving component had a weighted average interest rate of 3.25% as at December 31, 2019.

notes to consolidated financial statements

	2019						2018
As at December 31 (millions)	Revolving component		Term loan component [1]		Total		Revolving component		Term loan component		Total
Available	US$	121	US$	N/A	US$	121	US$	150	US$	N/A	US$	150
Outstanding		229		107		336		200		113		313
	US$	350	US$	107	US$	457	US$	350	US$	113	US$	463

(1)         We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on the debt to a fixed rate of 2.64%.

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (as such terms are used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two quarter-end financial ratio tests: the TELUS International (Cda) Inc. net debt to operating cash flow ratio must not exceed 3.25:1.00, and its operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility.

The term loan is subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

Subsequent to December 31, 2019, the bank credit facility was amended, with an expiry date of January 28, 2025, the revolving and amortizing term loan components were each increased to US$600 million and TELUS Corporation (as 12.5% lender) joined the lending syndicate. The quarter-end net debt to operating cash flow financial ratio test was amended such that the ratio must not exceed: 4.75:1.00 during fiscal 2020; 4.25:1.00 during fiscal 2021; and 3.50:1.00 subsequently. The quarter-end operating cash flow to debt service financial ratio test was unchanged, and the term loan component remains subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity. In connection with the acquisition of Competence Call Center subsequent to December 31, 2019, as discussed further in Note 18(d), incremental amounts of $1,036 million (US$798 million) were drawn, in U.S. dollars, on the facility.

(g)         Other

Other liabilities bear interest at 3.29%, are secured by the associated AWS-4 spectrum licences, and are subject to an amortization schedule which results in the principal being repaid over the period to maturity, March 31, 2035.

(h)         Lease liabilities

See Note 2(a) for details of significant changes to IFRS-IASB that have been applied effective January 1, 2019.

Lease liabilities are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 4.50% as at December 31, 2019.

notes to consolidated financial statements

(i)            Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated for long-term debts owing as at December 31, 2019, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt, excluding	Leases		Long-term debt, excluding	Leases	Currency swap agreement amounts to be exchanged			Leases
Years ending December 31 (millions)	leases	(Note 19)	Total	leases	(Note 19)	(Receive) [1]	Pay	Total	(Note 19)	Total
2020	$12	$255	$267	$1,023	$19	$(1,021)	$1,037	$1,058	$30	$1,355
2021	1,088	235	1,323	8	19	—	—	27	29	1,379
2022	1,263	123	1,386	420	18	—	—	438	21	1,845
2023	514	115	629	—	15	—	—	15	20	664
2024	1,115	104	1,219	—	4	—	—	4	17	1,240
2025-2029	4,086	280	4,366	1,429	4	(1,428)	1,459	1,464	38	5,868
Thereafter	4,388	270	4,658	1,624	—	(1,623)	1,646	1,647	16	6,321
Future cash outflows in respect of composite long-term debt principal repayments	12,466	1,382	13,848	4,504	79	(4,072)	4,142	4,653	171	18,672
Future cash outflows in respect of associated interest and like carrying costs [2]	6,124	385	6,509	2,525	14	(2,482)	2,447	2,504	50	9,063
Undiscounted contractual maturities (Note 4(c))	$18,590	$1,767	$20,357	$7,029	$93	$(6,554)	$6,589	$7,157	$221	$27,735

(1)             Where applicable, cash flows reflect foreign exchange rates as at December 31, 2019.

(2)             Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2019.

27          other long-term liabilities

As at December 31 (millions)	Note	2019	2018
Contract liabilities	24	$70	$78
Other		7	7
Deferred revenues		77	85
Pension benefit liabilities	15(b)	580	446
Other post-employment benefit liabilities		53	45
Restricted share unit and deferred share unit liabilities		42	63
Derivative liabilities	4(h)	26	6
Investment in real estate joint ventures	21(b)	5	—
Other		10	71
		793	716
Deferred customer activation and connection fees	24	13	15
		$806	$731

28          Common Share capital

(a)         General

Our authorized share capital is as follows:

As at December 31	2019 [1]	2018 [1]
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

(1)   See (b).

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution notes to consolidated financial statements

of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at December 31, 2019, approximately 22 million Common Shares (see (b)) were reserved for issuance from Treasury under a dividend reinvestment and share purchase plan (see Note 13(b)), approximately 12 million Common Shares (see (b)) were reserved for issuance from Treasury under a restricted share unit plan (see Note 14(b)) and approximately 47 million Common Shares (see (b)) were reserved for issuance from Treasury under a share option plan (see Note 14(d)).

(b)         Share split

Subsequent to December 31, 2019, we announced a subdivision of our Common Shares on a two-for-one basis to be effected March 17, 2020. In all instances, unless otherwise indicated, the number of shares authorized, the number of shares outstanding, the number of shares reserved, per share amounts and share-based compensation information in the consolidated financial statements have not been retrospectively restated to reflect the impact of the subdivision; such restatement would take place subsequent to the subdivision.

(c)          Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In July 2018, we received approval to amend an approved normal course issuer bid, which was effective from November 13, 2017, to November 12, 2018, to allow a wholly owned subsidiary to purchase our Common Shares, up to a maximum amount of $105 million, for donation to a charitable foundation we have established, as set out in Note 16(c). Common Share transactions by our wholly owned subsidiary are presented in the Consolidated statement of changes in owners’ equity as treasury share transactions.

In December 2018, we received approval for a normal course issuer bid to purchase and cancel up to 8 million of our Common Shares (see (b)) (up to a maximum amount of $250 million) from January 2, 2019, to January 1, 2020. In December 2019, we received approval for a normal course issuer bid to purchase and cancel up to 8 million of our Common Shares (see (b)) (up to a maximum amount of $250 million) from January 2, 2020, to January 1, 2021.

29          contingent liabilities

(a)         Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined notes to consolidated financial statements

to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of our business customers.

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted wireless services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Electromagnetic field radiation class action

In 2013, a class action was brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects. The British Columbia class action alleges: strict liability; negligence; failure to warn; breach of warranty; breach of competition, consumer protection and trade practices legislation; negligent misrepresentation; breach of a duty not to market the products in question; and waiver of tort. Certification of a national class is sought. On March 18, 2019, pursuant to terms of settlement, the plaintiffs filed a Notice of Discontinuance discontinuing their claim against all defendants.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. It has not yet proceeded to an authorization hearing. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Handset subsidy class action

In 2016, a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading representations relating to the handset subsidy provided to our wireless customers, and by charging our wireless customers inflated rate plan prices and termination fees higher than those permitted under the Act. The claim was later amended to also seek compensation for amounts paid by class members to unlock their mobile devices. The authorization hearing was held on April 30 and May 1, 2019, and on July 15, 2019, the Quebec Superior Court dismissed the authorization application. The plaintiff has appealed this decision.

notes to consolidated financial statements

Claims and possible claims received by us include:

4G LTE network patent infringement claim

A patent infringement claim was filed in Ontario in 2016 alleging that communications between devices, including cellular telephones, and base stations on our 4G LTE network infringe three third-party patents. The plaintiff abandoned its claims in respect of two of the three patents. The claims based on the third patent were set to be tried in the fourth quarter of 2019, but the parties settled the matter before the trial commenced.

Other claims

Claims and possible claims received by us include:

Area code 867 blocking claim

In 2018, a claim was brought against us alleging breach of a Direct Connection Call Termination Services Agreement, breach of a duty of good faith, and intentional interference with economic relations. The plaintiffs allege that we have improperly blocked calls to area code 867 (including to customers of a plaintiff), for which a second plaintiff provides wholesale session initiation trunking services. The plaintiffs seek damages of $135 million. On April 23, 2019, the Ontario Superior Court stayed this claim on the ground that the court has no jurisdiction over, or is not the appropriate forum for, the subject matter of this action.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

(b)          Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations, or litigation claims or statutory sanctions, or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the related transactions, historically we have not made significant payments under these indemnifications.

See Note 21(b) for details regarding our guarantees to the real estate joint ventures.

As at December 31, 2019, we had no liability recorded in respect of our indemnification obligations.

30          related party transactions

(a)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2019	2018
Short-term benefits	$12	$12
Post-employment pension [1] and other benefits	4	8
Share-based compensation	37	44
	$53	$64

(1)         Our Executive Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.

As disclosed in Note 14, we made initial awards of share-based compensation in 2019 and 2018, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and notes to consolidated financial statements

have multi-year requisite service periods, the related expense will be recognized rateably over a period of years and thus only a portion of the 2019 and 2018 initial awards are included in the amounts in the table above.

Years ended December 31	2019			2018
($ in millions)	Number of restricted share units	Notional value [1]	Grant-date fair value [1]	Number of restricted share units	Notional value [1]	Grant-date fair value [1]
Awarded in period	474,704	$23	$15	608,849	$28	$36

(1)         Notional value is determined by multiplying the Common Share price at the time of award by the number of units awarded. The grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at December 31 (millions)	2019	2018
Restricted share units	$25	$41
Deferred share units [1]	23	21
	$48	$62

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the year ended December 31, 2019, $4 (2018 — $6) was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18—24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)         Transactions with defined benefit pension plans

During the year ended December 31, 2019, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $6 million (2018 — $6 million).

(c)          Transactions with real estate joint ventures

During the years ended December 31, 2019 and 2018, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 21. As at December 31, 2019, we had recorded lease liabilities of $77 million in respect of our TELUS Sky lease and monthly cash payments are made in accordance with the lease agreement; one-third of the amounts is due to our economic interest in the real estate joint venture.

31          additional statement of cash flow information

(a)         Statements of cash flows — operating activities, investing activities and financing activities

Years ended December 31 (millions)	Note	2019	2018
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$(329)	$74
Inventories		(61)	4
Contract assets		123	(103)
Prepaid expenses		—	(46)
Accounts payable and accrued liabilities		73	(11)
Income and other taxes receivable and payable, net		(287)	277
Advance billings and customer deposits		(10)	12
Provisions		159	49
		$(332)	$256

notes to consolidated financial statements

Years ended December 31 (millions)	Note	2019	2018
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment (excluding effects of asset retirement obligations)	17	$(2,772)	$(2,383)
Intangible assets subject to amortization	18	(660)	(657)
		(3,432)	(3,040)
Additions arising from leases	17	509	102
Additions arising from non-monetary transactions		17	24
Capital expenditures	5	(2,906)	(2,914)
Effects of asset retirement obligations		(153)	15
		(3,059)	(2,899)
Other non-cash items included above
Change in associated non-cash investing working capital		(31)	47
Non-cash change in asset retirement obligation		138	(22)
		107	25
		$(2,952)	$(2,874)
FINANCING ACTIVITIES
Shares of subsidiary (purchased from) issued to non-controlling interests
(Purchase) issue of shares		$(9)	$43
Non-monetary issue of shares in business combination		—	(19)
		$(9)	$24

notes to consolidated financial statements

(b)         Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(i))	Other	End of period
YEAR ENDED DECEMBER 31, 2018
Dividends payable to holders of Common Shares	$299	$—	$(1,226)	$—	$1,253	$326
Dividends reinvested in shares from Treasury	—	—	85	—	(85)	—
	$299	$—	$(1,141)	$—	$1,168	$326
Short-term borrowings	$100	$26	$(93)	$(1)	$68	$100
Long-term debt
TELUS Corporation senior notes	$11,561	$1,725	$(1,250)	$170	$(20)	$12,186
TELUS Corporation commercial paper	1,140	3,678	(4,115)	71	—	774
TELUS Communications Inc. debentures	620	—	—	—	—	620
TELUS International (Cda) Inc. credit facility	339	97	(50)	33	—	419
Lease liabilities	—	—	(3)	—	105	102
Derivatives used to manage currency risks arising from U.S. dollar-denominated long-term debt — liability (asset)	93	4,115	(4,074)	(241)	34	(73)
	13,753	9,615	(9,492)	33	119	14,028
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar-denominated long-term debt	—	(4,115)	4,115	—	—	—
	$13,753	$5,500	$(5,377)	$33	$119	$14,028

	Beginning of period			Statement of cash flows		Non-cash changes
(millions)	As previously reported	IFRS 16, Leases transitional amount (Note 2(c))	As adjusted	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(i))	Other	End of period
YEAR ENDED DECEMBER 31, 2019
Dividends payable to holders of Common Shares	$326	$—	$326	$—	$(1,332)	$—	$1,358	$352
Dividends reinvested in shares from Treasury	—	—	—	—	183	—	(183)	—
	$326	$—	$326	$—	$(1,149)	$—	$1,175	$352
Short-term borrowings	$100	$—	$100	$850	$(851)	$—	$1	$100
Long-term debt
TELUS Corporation senior notes	$12,186	$—	$12,186	$3,474	$(1,000)	$(145)	$(36)	$14,479
TELUS Corporation commercial paper	774	—	774	4,135	(3,860)	(34)	—	1,015
TELUS Communications Inc. debentures	620	—	620	—	—	—	1	621
TELUS International (Cda) Inc. credit facility	419	—	419	96	(64)	(22)	2	431
Other	—	—	—	—	(8)	—	275	267
Lease liabilities	102	1,381	1,483	—	(333)	(16)	527	1,661
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt — liability (asset)	(73)	—	(73)	3,860	(3,856)	179	(147)	(37)
	14,028	1,381	15,409	11,565	(9,121)	(38)	622	18,437
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	—	—	(3,860)	3,860	—	—	—
	$14,028	$1,381	$15,409	$7,705	$(5,261)	$(38)	$622	$18,437